   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 14, 1998
                                                       REGISTRATION NO. 333-

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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               ----------------

                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                               ----------------

                                HAPPY KIDS INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

         NEW YORK                    5130                    13-3473638
     (STATE OR OTHER      (PRIMARY STANDARD INDUSTRIAL      (I.R.S. EMPLOYER
     JURISDICTION OF      CLASSIFICATION CODE NUMBER)     IDENTIFICATION NO.)
     INCORPORATION OR
      ORGANIZATION)

                       100 WEST 33RD STREET, SUITE 1100
                           NEW YORK, NEW YORK 10001
                                (212) 695-1151
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                               ----------------

                                 JACK M. BENUN
                     CHAIRMAN OF THE BOARD, PRESIDENT AND
                            CHIEF EXECUTIVE OFFICER
                                HAPPY KIDS INC.
                       100 WEST 33RD STREET, SUITE 1100
                           NEW YORK, NEW YORK 10001
                                (212) 695-1151
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                  INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                               ----------------

                                  COPIES TO:
         DAVID J. SORIN, ESQ.                   ERIC M. LERNER, ESQ.
      RICHARD S. MATTESSICH, ESQ.               ROSENMAN & COLIN LLP
          BUCHANAN INGERSOLL                     575 MADISON AVENUE
         500 COLLEGE ROAD EAST                 NEW YORK, NY 10022-2585
          PRINCETON, NJ 08540                      (212) 940-8800
            (609) 987-6800
                               ----------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as practicable after this Registration Statement becomes effective.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
                                                 -------

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
                          -------

  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
                          -------

  If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]

                        CALCULATION OF REGISTRATION FEE
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           TITLE OF EACH CLASS OF                 PROPOSED
              SECURITIES TO BE                MAXIMUM AGGREGATE    AMOUNT OF
                 REGISTERED                   OFFERING PRICE(1) REGISTRATION FEE
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Common Stock, $.01 par value.................    $25,300,000       $7,463.50

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(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(o).

                               ----------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

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++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                 SUBJECT TO COMPLETION, DATED JANUARY 14, 1998

PROSPECTUS

                                  [   ] SHARES

                               [INSERT LOGO HERE]

                                  COMMON STOCK

                                  -----------

  All of the shares of Common Stock offered hereby (the "Offering") are being issued and sold by Happy Kids Inc. ("Happy Kids" or the "Company"). Prior to the Offering, there has been no public market for the Common Stock of the Company. It is currently anticipated that the initial public offering price
will be between $[   ] and $[   ] per share. See "Underwriting" for information
relating to the factors considered in determining the initial public offering price.

  Application has been made to have the Common Stock quoted on the Nasdaq National Market under the trading symbol "HKID."

  SEE "RISK FACTORS" COMMENCING ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                                  -----------

THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY  STATE SECURITIES COMMISSION PASSED UPON THE
  ACCURACY  OR  ADEQUACY  OF THIS  PROSPECTUS.  ANY   REPRESENTATION  TO  THE
   CONTRARY IS A CRIMINAL OFFENSE.

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                                                      UNDERWRITING
                                             PRICE    DISCOUNTS AND  PROCEEDS TO
                                           TO PUBLIC COMMISSIONS (1) COMPANY (2)
--------------------------------------------------------------------------------
Per Share.................................   $            $             $
--------------------------------------------------------------------------------
Total (3).................................  $            $             $

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(1) For information regarding indemnification of the Underwriters by the
    Company and certain stockholders and certain compensation payable to the Representatives of the Underwriters, see "Underwriting."
(2) Before deducting expenses of the Offering estimated to be approximately
    $[   ].
(3) The Underwriters have been granted a 30-day option to purchase up to an
    additional [   ] shares of Common Stock from the Company solely to cover
    over-allotments, if any, on the same terms and conditions as the shares offered hereby. If the Underwriters exercise such option in full, the total "Price to Public," "Underwriting Discounts and Commissions" and "Proceeds
    to Company" will be $[   ], $[   ] and $[   ], respectively. See
    "Underwriting."

                                  -----------

  The shares of Common Stock are offered by the several Underwriters, when, as and if delivered to and accepted by the Underwriters, subject to their right to reject any order in whole or in part and to certain other conditions. It is
expected that delivery of the Common Stock will be made on or about [     ],
1998 at the offices of Ladenburg Thalmann & Co. Inc., New York, New York.


LADENBURG THALMANN & CO. INC.                                 CRUTTENDEN ROTH
                                                               INCORPORATED

                  The date of this Prospectus is [     ], 1998

                            PICTURES TO BE INSERTED



                               ----------------

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING MAINTAINING A MARKET IN THE COMMON STOCK ON BEHALF OF THE UNDERWRITERS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

  All trade names, trademarks or service marks appearing in this Prospectus are the property of their respective owners and are not the property of the Company.

                               PROSPECTUS SUMMARY

  The following material is qualified in its entirety by the more detailed information and the financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, all information in this Prospectus (i) gives effect to the Reorganization (as defined below) that will be effected immediately prior to the effectiveness of this Offering (see "The Company," "Capitalization" and "Management --
 Compensation Committee Interlocks and Insider Participation"), (ii) gives effect to a 34,875-for-1 split of the Common Stock effected December 31, 1997 and (iii) assumes no exercise of the Underwriters' over-allotment option. In this Prospectus, the term "Company" includes Happy Kids Inc. and its wholly-owned subsidiaries, after giving effect to the Reorganization. This Prospectus contains forward-looking statements that involve material risks and uncertainties. The Company's actual results could differ materially from the results discussed in such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those set forth in the section entitled "Risk Factors" and elsewhere in this Prospectus.

                                  THE COMPANY

  Happy Kids is a leading designer and marketer of custom-designed, licensed and branded children's apparel. The Company produces high-quality, coordinated apparel programs, including knit tops, bottoms, overalls, shortalls, coveralls and swimwear, for newborns, infants, toddlers, boys and girls (collectively, "playwear"). The Company's major licenses include Nickelodeon's Rugrats, And 1, B.U.M. Equipment and Ocean Pacific and, in late 1997, the Company acquired licenses to Warner Brothers' Scooby Doo, ACA Joe and E.N.U.F. Internationale. The Company also designs and delivers private label branded playwear programs for leading retailers, including Sesame Street for KMart, New Legends for Kids R Us and Canyon River Blues for Sears and recently began participating in Nickelodeon's Nick Universe program being launched by Kids R Us. The Company's strategy is to work closely with its customers to design and market coordinated playwear programs resulting in gross margins that the Company believes are higher than those typically generated from sales of non-licensed or non-private label branded playwear.

  In 1995, to leverage its customer relationships, its popular licenses and brand names and its reputation for quality products and reliable delivery, the Company initiated its current sales strategy under which customers order specific quantities of goods on a fixed-price basis six to nine months in advance of a selling season. For 1997, substantially all of the Company's apparel was produced upon receipt of customer orders. Based on orders received as of December 31, 1997, the Company had backlog of $101.6 million, which it expects to fill over the next six to nine months.

  Also in 1995, the Company began focusing on the development of a diversified portfolio of popular, established and well-recognized licensed properties and branded private label arrangements. Consequently, the Company has shifted its product mix to higher margin licensed and private label apparel programs from lower margin house brands. As a result of this change in product mix combined with the implementation of the Company's sales strategy, net sales and gross margins increased to $90.7 million and 23.0% in 1996 from $79.8 million and 18.5% in 1995. For the nine months ended September 30, 1997, the Company's net sales and gross margins were $77.3 million and 24.1%, as compared to $70.1 million and 23.0% in the corresponding period in 1996. Additionally, historically the Company has been able to leverage the popularity and goodwill associated with its licensed properties and brand names to promote sales, rather than undertaking costly marketing initiatives.

  The Company's playwear is designed by 42 in-house designers and graphic artists organized in teams dedicated to each of the Company's licensed properties and private label programs. Each team works closely with licensors, customers and contract manufacturers, utilizing state-of-the-art CAD systems, to design coordinated products featuring textured fabrications and detailed graphics. The

Company believes that its customers rely on its ability to design, have manufactured and deliver on a timely basis commercially successful apparel programs. The Company markets its playwear primarily to mass-market retailers, mid-tier distributors and department stores, including KMart, Kids R Us, Price/Costco, Sears and WalMart.

  The Company's products are manufactured to exacting quality standards and specifications by over 50 unaffiliated, foreign and domestic contract manufacturers. The Company uses third-party manufacturers to eliminate the significant capital investment requirements associated with maintaining manufacturing facilities. The Company has developed long-standing relationships with many of its contract manufacturers and, during the nine months ended September 30, 1997, approximately 68.1% of the Company's products were manufactured by contract manufacturers which have been utilized by the Company for over three years. The Company's ability to design and have manufactured high-quality playwear is evidenced by the Company's product return rates of 3.3% and 1.7% in 1996 and in the nine months ended September 30, 1997, respectively.

  The Company's growth strategy is to continue to leverage the strength of its diversified portfolio of licensed properties, private label relationships and the quality of its playwear products. The key elements of this strategy include: (i) to increase sales to existing accounts by expanding product categories and sizes incorporating the Company's existing licensed properties and private label relationships; (ii) to expand the Company's customer base by selling to additional mass-market retailers, mid-tier distributors, department stores, specialty retailers and sporting goods chains; (iii) to leverage newly acquired licensed properties and private label relationships; and (iv) to add new licenses and private label relationships based on established and popular brands.

                                  THE OFFERING

 Common Stock offered hereby............. [   ] shares
 Common Stock to be outstanding after the
  Offering(1)............................ [   ] shares
 Use of proceeds......................... Repayment of a portion of the
                                          Company's outstanding line of credit;
                                          repayment of a $2.0 million portion
                                          of promissory notes to be issued to
                                          current stockholders in connection
                                          with the termination of the Company's
                                          S Corporation status.
 Proposed Nasdaq National Market symbol.. HKID

--------
(1) Excludes 800,000 shares of Common Stock reserved for issuance upon the exercise of options or stock purchase rights issuable under the Company's 1997 Stock Option Plan, none of which were outstanding as of December 31, 1997. See "Management--1997 Stock Option Plan."

                      SUMMARY CONSOLIDATED FINANCIAL DATA

  The following summary consolidated financial data should be read in conjunction with the Consolidated Financial Statements and related Notes thereto appearing elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The selected financial data have been derived from the Consolidated Financial Statements of the Company. The consolidated statements of operations for each of the three years in the period ending December 31, 1996 and for the nine months ended September 30, 1997 and the consolidated balance sheets at December 31, 1995 and 1996 and at September 30, 1997 have been audited by the Company's independent auditors and are included elsewhere in this Prospectus. The selected statement of operations data for each of the two years in the period ended December 31, 1993 and the selected statement of operations data for the nine months ended September 30, 1996 have been derived from the unaudited Consolidated Financial Statements of the Company not included herein, which, in the opinion of management, reflect all adjustments (consisting solely of normal recurring adjustments) necessary for a fair presentation of the results for these periods and as of such dates. The selected financial data provided below is not necessarily indicative of the future results of operations or financial performance of the Company.

                                                                     NINE MONTHS
                                                                        ENDED
                                YEARS ENDED DECEMBER 31,            SEPTEMBER 30,
                         ----------------------------------------  ---------------
                          1992    1993    1994    1995     1996     1996    1997
                         ------- ------- ------- -------  -------  ------- -------
                                (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS
 DATA:
 Net sales.............. $52,929 $64,747 $74,520 $79,828  $90,723  $70,061 $77,328
 Gross profit...........  12,633  15,279  15,276  14,792   20,837   16,096  18,666
 Operating expenses:
   Selling, design and
    shipping............   4,749   5,765   5,962   7,986    7,686    5,768   6,634
   General and
    administrative......   4,120   5,413   6,358   6,830    7,684    5,834   6,445
                         ------- ------- ------- -------  -------  ------- -------
     Total operating
      expenses..........   8,869  11,178  12,320  14,816   15,370   11,602  13,079
                         ------- ------- ------- -------  -------  ------- -------
 Operating income
  (loss)................   3,764   4,101   2,956     (24)   5,467    4,494   5,587
 Interest expense,
  net...................     918   1,160   1,631   2,375    2,980    2,203   2,522
 Income (loss) before
  pro forma income
  taxes.................   2,846   2,941   1,325  (2,399)   2,487    2,291   3,065
 Pro forma net
  income(1).............                                  $ 1,497          $ 1,788
                                                          =======          =======
 Pro forma net income
  per share.............                                  $  [   ]         $  [   ]
                                                          =======          =======
 Pro forma weighted
  average shares
  outstanding(2)........                                     [   ]            [   ]
 Supplemental pro forma
  net income per
  share(3)..............                                  $ [   ]          $  [   ]
                                                          =======          =======
 Supplemental pro forma
  weighted average
  shares
  outstanding(2)(4).....                                     [   ]            [   ]

                                                     SEPTEMBER 30, 1997
                                             -----------------------------------
                                                                    PRO FORMA
                                             ACTUAL  PRO FORMA(5) AS ADJUSTED(6)
                                             ------- ------------ --------------
BALANCE SHEET DATA:
 Working capital...........................  $ 5,249   $ 3,249
 Total assets..............................   39,308    39,308
 Due to bank...............................   27,292    27,292
 Due to stockholders.......................    1,400     5,570
 Capital lease obligations.................       82        82
 Stockholders' equity......................    5,258     1,088

(1) The Company has operated as an S Corporation for federal and New York state income tax purposes since 1988. Two of the wholly-owned subsidiaries are C Corporations and, accordingly, have been taxed at the appropriate corporate federal and state tax rates. The historical Consolidated Financial Statements do not include a provision for federal and state income taxes for such periods for those subsidiaries which have elected to be treated as S Corporations. A provision for state income taxes has been made for those states not recognizing S Corporation status. Pro forma net income has been computed as if the Company had been fully subject to federal and state income taxes based on the tax laws in effect during the respective periods. See Notes A and O to the Consolidated Financial Statements.
(2) Reflects the weighted average shares outstanding and gives pro forma effect to the additional shares that the Company would have to sell at the assumed
    initial public offering price of $[   ] per share to repay the estimated
    $4.2 million of promissory notes to be issued to the stockholders in connection with the termination of the Company's S Corporation status. The Company intends to repay $2.0 million of these notes with a portion of the net proceeds of the Offering.
(3) Supplemental pro forma net income per share was computed by adjusting pro forma net income per share to reflect a reduction in interest expense and
    related fees, net of taxes, of $[       ] and $[     ] in the year ended
    December 31, 1996 and for the nine months ended September 30, 1997, respectively, resulting from the assumed repayment of debt with a portion of the net proceeds of the Offering as if such repayment had occurred on January 1, 1996, consisting solely of repayment of $[ ] million outstanding under the Company's $42.0 million line-of-credit (of which $27.3 million was outstanding at September 30, 1997).
(4) Gives pro forma effect to the additional shares that the Company would have
    to sell at the assumed initial public offering price of $[   ] per share to
    repay the debt referenced in footnote 3 above.
(5) Adjusted to give effect to an approximately $4.2 million decrease in stockholders' equity and a corresponding increase in due to stockholders at September 30, 1997, of which $2.0 million has been classified as a current liability to be repaid with a portion of the net proceeds of the Offering, resulting from an issuance of promissory notes to certain stockholders related to the termination of the Company's status as an S Corporation. See "The Company," "Capitalization," "Management--Compensation Committee Interlocks and Insider Participation" and Note O to the Consolidated Financial Statements.
(6) Adjusted to reflect the sale of [   ] shares of common stock at an assumed
    offering price of $[   ] per share and the anticipated application of the
    net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

                                 RISK FACTORS

  In addition to the other information contained in this Prospectus, the following risk factors should be carefully considered before investing in the Common Stock. Except for historical information contained herein, the information in this Prospectus contains forward-looking statements that involve risks and uncertainties, such as statements concerning the Company's plans, objectives, expectations and intentions. The cautionary statements made in this Prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this Prospectus. The Company's actual results could differ materially from those discussed in the Prospectus. Factors that could cause or contribute to such differences include those discussed below, as well as those discussed elsewhere herein.

DEPENDENCE ON LICENSE AGREEMENTS

  A majority of the Company's net sales in the year ended December 31, 1996 and for the nine months ended September 30, 1997 were derived from the sale of products incorporating licensed properties. The Company's current license arrangements extend for three- to six-year periods and expire between December 1998 and 2002 and include payment obligations and certain covenants, the breach of which by the Company could result in the termination of the applicable licensing arrangement. The Company believes that it is currently in compliance with all material provisions of its existing licensing arrangements and has no reason to believe that any events are likely to occur that would permit any of its licensors to terminate their respective licenses. In addition, to maintain and renew such licenses, the Company must continue to satisfy certain conditions, including minimum sales requirements. There can be no assurance that the Company will achieve such minimum sales requirements or that any of its licenses will be extended beyond their current expirations on terms acceptable to the Company, if at all. The first of the Company's existing licensing arrangements is up for renewal in December 1998 and, accordingly, the Company has no prior license renewal experience. The loss of any major license could materially adversely affect the Company's business, financial condition or results of operations.

  The Company's future success and growth is dependent, in part, upon its diversified portfolio of licensed properties and its ability to identify properties that will appeal to consumers, its ability to obtain licenses for such properties and its ability to produce marketable playwear products based upon such licenses. There can be no assurance, however, that the Company will be able to identify suitable properties, secure additional licenses, maintain such a portfolio or produce marketable playwear.

  Apparel industry licenses typically are granted with respect to specific product categories, sizes and channels of distribution, and may be either exclusive or non-exclusive. Certain of the Company's licenses are non-exclusive. The granting of licenses by any of the Company's licensors within the Company's licensed product categories, sizes or channels of distribution may materially adversely affect the Company's future sales generated under any such licenses. In addition, as a result of increased competition among children's apparel companies for licenses, the Company may, in the future, be required to pay licensors higher royalties and higher minimum guaranteed payments in order to obtain attractive licenses. There can be no assurance that licenses will not be granted to the Company's competitors within categories in which the Company has a non-exclusive license. In addition, the Company relies upon its licensors to protect licensed properties and to enforce trademark and tradename rights. There can be no assurance that licensors will adequately protect the licensed properties or enforce such rights, if at all. Failure to protect and enforce trademark and tradename rights by such licensors could reduce the value of such rights and have a material adverse effect on the Company's business, financial condition or results of operations. See "Business--Products and Licenses."

DEPENDENCE ON PRIVATE LABEL RELATIONSHIPS

  A substantial portion of the Company's net sales in the year ended December 31, 1996 and for the nine months ended September 30, 1997 were derived from the sale of products based upon private label relationships. All of such sales were made on a purchase order basis, rather than pursuant to contract, and there are no long-term contracts with respect to any private label relationships. There can be no assurance that existing private label relationships will continue in the future or that the Company will be able to obtain new private label relationships on an ongoing basis, if at all.

DEPENDENCE ON CONTRACT MANUFACTURERS

  Substantially all of the Company's products are manufactured by unaffiliated foreign and domestic contract manufacturers. The Company does not have long-term contracts or formal arrangements with any of these manufacturers. Foreign manufacturing is subject to a number of risks, including transportation delays and interruptions, political and economic disruptions, tariffs, import and export controls and changes in governmental policies. In addition, stringent controls, such as review and inspection of fabrics, samples, specifications, fit and completed garments and factory visits, must be undertaken to ensure the production of quality products. Although the Company believes that it has instituted such controls, there can be no assurance that such events will not occur in the future, resulting in possible increases in costs and delays of product deliveries resulting in losses of revenue and goodwill. During 1996 and the nine months ended September 30, 1997, the Company relied upon a single manufacturer for 23.3% and 11.3% of the Company's production, respectively. No other single manufacturer accounted for more than 10% of the Company's production during such periods. The Company believes that alternate sources of manufacturing are available if the need were to arise, although there can be no assurance that the supply of such alternate facilities would be available on commercially reasonable terms. Any substantial delay in locating, or inability to locate, acceptable alternate sources of manufacturing could have a material adverse effect on the Company's business, financial condition or results of operations. See "Business--Manufacturing."

RELIANCE ON KEY CUSTOMERS

  The Company's customer base has been and continues to be highly concentrated. Sales of the Company's products to each of Price/Costco, KMart and Kids R Us accounted for approximately 15.1%, 12.6% and 12.3% of net sales for the nine months ended September 30, 1997, respectively. In addition, sales of the Company's products to each of Kids R Us and WalMart accounted for 21.5% and 13.4% of net sales, respectively, during 1996, while sales of the Company's products to each of Kids R Us, WalMart and J.C. Penney accounted for 18.3%, 12.9% and 10.0% of net sales, respectively, during 1995. Based upon historical and recent results and existing relationships with customers, the Company believes that a substantial portion of its net sales and gross profits will continue to be derived from a small number of large customers. The Company had backlog of $101.6 million as of December 31, 1997, which it expects to fill in the next six to nine months; however, consistent with industry practice, these orders are not contractual commitments by customers to purchase products from the Company and, therefore, may be cancelled by such customers. Although the Company has not experienced significant cancellations in the past, there can be no assurance that some portion of these orders will not be cancelled. A significant reduction in orders from, the cancellation of a significant portion of orders by, or the termination of the Company's relationship with, any of its larger customers could have a material adverse effect on the Company's business, financial condition or results of operations. There can be no assurance that the Company's larger customers will continue to place orders with the Company or that orders by such customers will continue at their previous levels. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business-- Merchandising" and "--Backlog."

DEPENDENCE ON ACCESS TO CREDIT FACILITIES

  Historically, the Company has relied heavily on its access to credit facilities to fund its operations. Substantially all of the Company's assets are subject to security interests granted by the Company to its lenders. Although the Company has never had a payment default, it has, from time to time, been in violation of certain financial covenants under its credit facilities. While the Company's lender has waived such violations in the past, there can be no assurance that such violations may not recur in the future or that if such violations do recur, that the Company's lender will grant waivers in the future on terms acceptable to the Company, if at all. Accordingly, there can be no assurance that the Company will be able to retain its current access to credit in the future or successfully obtain alternative sources of credit on commercially reasonable terms. In addition, the Company's lender has sole discretion to make or withhold advances under the credit line. There can be no assurance that the lender will continue to lend under the credit line. If the lender were to exercise its discretion to withhold advances, there would be a material adverse effect on the Company's business, financial condition or results of operations.

RISKS ASSOCIATED WITH SIGNIFICANT GROWTH

  The Company has enjoyed rapid growth which has placed, and could continue to place, a significant strain on the Company's management, administrative and operational resources. The Company remains vulnerable to a variety of business risks generally associated with rapidly growing companies as well as risks related to the broadening of its product offerings and the expansion of its distribution channels. To manage growth effectively, the Company will be required to continue to implement changes in certain aspects of its business, expand its information systems and operations to respond to increased demands and to develop, train and manage an increasing number of management level and other employees. None of the Company's senior management previously has managed a business of the Company's scale or scope or has experience managing a publicly-held company. Accordingly, the Company's past growth cannot be assumed to be indicative of its future operating results. In addition, failure by the Company to continue to enhance operating control systems or the encountering of unexpected difficulties during a continued stage of expansion could adversely affect the Company's business, financial condition or results of operations.

COMPETITION

  The children's playwear industry is highly competitive and fragmented. The Company competes with many companies engaged in the design, production and distribution of children's apparel for newborns, infants, toddlers, boys and girls. Some of the Company's competitors have longer operating histories and financial, sales, marketing and design capabilities and other competitive resources which are substantially greater than those of the Company. There can be no assurance that other companies will not attempt to enter or expand their presence in any of the Company's existing product categories or in new categories in which the Company plans or may plan to develop products. The Company also faces competition from its existing customers, who may themselves begin to produce children's playwear directly. In addition, such customers have in the past competed, and may continue in the future to compete, for available licensed properties. Further, to the extent that the Company's customers or competitors maintain or initiate private label programs, such customers or competitors will compete with the Company's licensed and branded properties. The Company also competes with other manufacturers of children's apparel for retail floor space. No assurance can be given that additional floor space will be available in retail stores to support expansion of products offered by the Company, or that the floor space currently allocated to the Company's products will not be reduced in the future. There can be no assurance that competition from the foregoing sources will not adversely affect the Company's business, financial condition or results of operations. See "Business--Products and Licenses" and "--Industry and Competition."

SEASONALITY

  Sales of children's apparel are seasonal. Consequently, the Company's operating results have varied substantially from quarter to quarter, and the Company expects that they will continue to do so.

Historically, the Company has experienced significantly higher net sales in the first and third quarters as compared to the second and fourth quarters. The seasonality of the Company's business also affects borrowings under the Company's lines of credit and its level of backlog, which fluctuate in response to demand for the Company's products. Therefore, the results of any interim period are not necessarily indicative of the results that may be achieved for an entire year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

CYCLICALITY AND TRENDS IN THE APPAREL INDUSTRY

  The apparel industry is subject to rapidly changing consumer demands and preferences. Although the Company focuses on what it believes to be established and popular properties, there can be no assurance that consumers will continue to favor the properties licensed by the Company or the products designed and produced by the Company under private label relationships, and a significant shift in consumer preferences could have a material adverse effect on the Company's business, financial condition or results of operations. The apparel industry is a cyclical industry heavily dependent upon the overall level of consumer spending, with purchases of apparel and related goods tending to decline during recessionary periods when disposable income is low. A difficult retail environment could result in downward price pressure which could adversely impact the Company's gross profit margins. Additionally, all of the Company's customers are in the retail industry, which industry has experienced significant changes and difficulties over the past several years, including consolidation of ownership, increased centralization of buying decisions, restructurings, bankruptcies and liquidations. While various retailers, including some of the Company's customers, experienced financial difficulties in the past few years, thereby increasing the Company's risk of extending credit to such retailers, the Company's bad debt experience has been immaterial. Financial problems of a retailer could cause the Company's factor to limit the amount of credit extended to such retailer. If the Company's factor were to impose such limitation, the Company could be required to curtail business with such retailer or to assume additional credit risk relating to such customer's receivables. The Company cannot predict what effect, if any, continued or additional changes within the retail industry will have on its business, financial condition or results of operations.

IMPORT RESTRICTIONS AND OTHER RISKS ASSOCIATED WITH INTERNATIONAL BUSINESS

  During 1996 and the nine months ended September 30, 1997, the Company imported approximately 91.2% and 91.0% of its goods, respectively. Approximately 40.3% and 40.7% and 37.4% and 28.0% of the products sold in such periods were sourced in two overseas countries for 1996 and the nine months ended September 30, 1997, respectively. There was no other country that accounted for more than 10% of such products. The Company's products are subject to bilateral textile agreements between the United States and a number of foreign countries. Such agreements, which have been negotiated under the framework established by the Arrangement Regarding International Trade in Textiles, allow the United States to impose restraints at any time on the importation of categories of merchandise that, under the terms of the agreements are not currently subject to specified limits. The Company does not own the right to import finished garments into the United States, but relies on its contract manufacturers to obtain the necessary quotas. In the past, to the extent that necessary import quotas have not been available with respect to a particular source of supply, the Company has been able to find an alternative source of supply. Accordingly, the availability of quotas has not had a material effect upon the Company's business, financial condition or results of operations. The Company's continued ability to source imported products may be adversely affected by a significant decrease in available import quotas as well as any additional bilateral agreements or unilateral trade restrictions. In addition, a significant portion of the Company's products are manufactured in Hong Kong. China recently resumed sovereignty over Hong Kong. The Company cannot predict the effect, if any, this event will have on its contract manufacturers in Hong Kong and there can be no assurance that Hong Kong will not experience political, economic or social disruption as a result of the resumption of Chinese sovereignty. In addition, there have been a number of recent trade disputes between China and the United States during which the United States has threatened to impose tariffs and duties on some products imported from China and to withdraw China's "most favored nation" trade status. The loss of such status for China, changes in current tariff structures or the adoption by the United States of trade policies or sanctions adverse to China could have a material adverse effect on the Company's business, financial condition or results of operations. See "Business--Manufacturing."

DEPENDENCE ON KEY PERSONNEL

  The Company is substantially dependent upon the efforts and skills of its executive officers, particularly Jack M. Benun, the Company's Chairman of the Board, President and Chief Executive Officer, Mark J. Benun, the Company's Executive Vice President and Secretary and Isaac Levy, the Company's Senior Vice President. The loss of the services of any of these executive officers could have a material adverse effect on the Company. The Company has entered into an employment agreement with each of these three individuals and maintains key man life insurance on Jack Benun in the amount of $3.0 million. There can be no assurance that the departure of one or more of such key personnel would not have a material adverse effect on the Company's results of operations. Furthermore, there can be no assurance that the Company will be successful in attracting and retaining the personnel it requires to conduct its operations or to meet its future needs. See "Management--Executive Compensation," "--Employment Agreements and Indemnification Agreements" and "--Key Man Insurance."

CONTROL BY CURRENT STOCKHOLDERS

  After consummation of the Offering, Jack Benun, Mark Benun and Isaac Levy
together will own an aggregate of approximately [    %] of the outstanding
shares of Common Stock of the Company. As a result, such individuals will be able to control the outcome of all matters requiring stockholder approval and will be able to elect all of the Directors of the Company. Such control, which may have the effect of delaying, deferring or preventing a change of control of the Company, is likely to continue for the foreseeable future and significantly diminishes control and influence which future stockholders may have in the Company. See "Principal Stockholders."

  Jack Benun, Mark Benun and Isaac Levy have entered into a stockholders agreement dated January 1, 1998. Such agreement provides tag-along rights to each of the parties thereto in the event that any of the other parties elects to sell his Common Stock. In addition, each party is granted a right of first refusal to purchase any shares of Common Stock offered for sale by any other party to the agreement. Finally, Mark Benun has granted Jack Benun an irrevocable proxy to vote any of the Company's voting securities beneficially owned by Mark Benun for the life of Jack Benun.

SHARES ELIGIBLE FOR FUTURE SALE

  Sales of substantial amounts of Common Stock in the public market after the Offering, or the perception that such sales could occur, could adversely
affect the market price for the Common Stock. In addition to the [    ] shares
offered hereby which will be freely tradable in the public market, 3,487,500 shares of Common Stock held by the existing stockholders will be immediately eligible for sale in the public market in the quantities and manner permitted by Rule 144 promulgated under the Securities Act of 1933, as amended (the "Act"). Each officer, director and current holder of the Company's Common Stock has agreed with the Underwriters not to offer, sell, pledge or otherwise dispose of any shares of Common Stock for 180 days after the date of this Prospectus without the prior written consent of Ladenburg Thalmann & Co. Inc., on behalf of the Representatives. In addition, up to 800,000 shares of Common Stock reserved for issuance pursuant to the exercise of options or stock purchase rights will be available for sale in the public market from time to time pursuant to exemptions from registration requirements or upon registration. See "Management--1997 Stock Option Plan" and "Shares Eligible for Future Sale."

NO PRIOR PUBLIC MARKET FOR COMMON STOCK; DETERMINATION OF OFFERING PRICE; VOLATILITY

  Prior to the Offering, there has been no public market for the Common Stock. Although application has been made for approval of the Common Stock for listing on the Nasdaq National Market, there can be no assurance that an active trading market for the Common Stock will develop or be sustained. The initial public offering price of the Common Stock offered hereby will be determined by negotiations between the Company and the Representatives of the Underwriters. There can be no assurance that the price at which the Common Stock will trade in the public market after the Offering will not be lower than the initial public offering price. The market price of the Common Stock could be subject to significant fluctuations in response to such factors as, among others, variations in the Company's anticipated or actual results of operations, limited trading volume in the Common Stock, general market conditions or the children's apparel industry in general. See "Underwriting."

DILUTION

  Purchasers of Common Stock in the Offering will experience immediate substantial dilution in net tangible book value per share of Common Stock. See "Dilution."

ANTI-TAKEOVER EFFECT OF CERTAIN CHARTER AND BY-LAW AND OTHER PROVISIONS

  The Company's Restated Certificate of Incorporation (the "Certificate of Incorporation") authorizes the Board of Directors to issue, without stockholder approval, 5,000,000 shares of Preferred Stock with voting, conversion and other rights and preferences that could adversely affect the voting power or other rights of the holders of Common Stock. The issuance of Preferred Stock or of rights to purchase Preferred Stock could be used to discourage an unsolicited acquisition proposal. In addition, the possible issuance of Preferred Stock could discourage a proxy contest, make more difficult the acquisition of a substantial block of the Company's Common Stock or limit the price that investors might be willing to pay in the future for shares of the Company's Common Stock. The Certificate of Incorporation also provides that: (i) the affirmative vote of the holders of at least 80% of the voting power of all outstanding shares of the capital stock of the Company shall be required to adopt, amend or repeal any provision of the bylaws of the Company or the provisions in the Certificate of Incorporation limiting the liability of directors and provisions relating to certain management issues;
(ii) stockholders of the Company may not take any action by written consent;
(iii) special meetings of stockholders may be called only by the President, the Chairman of the Board or a majority of the Board of Directors and business transacted at any such special meeting shall be limited to matters relating to the purposes set forth in the notice of such special meeting; and (iv) the Board of Directors, when evaluating an offer related to a tender or exchange offer or other business combination, is authorized to give due consideration to any relevant factors, including the social, legal and economic effects upon employees, suppliers, customers, creditors, the community in which the Company conducts its business, and the economy of the state, region and nation. The foregoing provisions of the Certificate of Incorporation could have the effect of delaying, deterring or preventing a change in control of the Company. In addition, the Company is subject to Section 912 of the New York Business Corporation Law (the "New York Act") which, subject to certain exceptions, restricts certain transactions and business combinations between a corporation and a stockholder owning 20% or more of the Company's outstanding voting stock (an "interested stockholder") for a period of five years from the date the stockholder becomes an interested stockholder. These provisions may have the effect of delaying or preventing a change of control of the Company without action by the stockholders and, therefore, could adversely affect the price of the Company's Common Stock. See "Description of Capital Stock--Preferred Stock," "--Limitation of Director Liability" and "--Anti-takeover Provisions."

ABSENCE OF DIVIDENDS

  The Company does not anticipate paying any dividends on its Common Stock in the foreseeable future. See "Dividend Policy."

                                  THE COMPANY

Reorganization

  The Company was incorporated in 1988 in New York under the name O'Boy Inc. and changed its name to Happy Kids Inc. in December 1997. Historically, the Company operated as separate business entities, with the first of such entities commencing business operations in 1979, all under the common ownership of the stockholders of the Company. Immediately prior to the effectiveness of this Offering, all of such separate entities shall become wholly-owned subsidiaries of the Company. See "Management--Compensation Committee Interlocks and Insider Participation." The Company's principal executive office is located at 100 West 33rd Street, New York, New York, 10001, and its telephone number is (212) 695-1151.

S Corporation Distribution

  Prior to the termination of its S Corporation status, the Company intends to declare a distribution (the "S Corporation Distribution") to the stockholders of record of the Company on such date. Such stockholders consist solely of Jack Benun, the Company's Chairman of the Board, President and Chief Executive Officer, Mark Benun, the Company's Executive Vice President and Secretary, and Isaac Levy, its Senior Vice President. Such distribution (estimated at $4.2 million as of September 30, 1997) represents substantially all of the Company's remaining undistributed S Corporation earnings and will be evidenced by four-year 5.7% promissory notes to be issued to such stockholders in connection with the termination of the Company's S Corporation status. The actual amount of the S Corporation Distribution will be adjusted to include the taxable income of the Company for the period from October 1, 1997 through the day preceding the date on which S Corporation status is terminated, less any state income tax payable by the Company with respect to such income and any distributions made to the current stockholders during that time period ($3.1 million was distributed to the current stockholders in 1997 and 1998 through the date of this Prospectus in the form of dividends to fund their 1996 and 1997 tax liabilities resulting from the Company's status as an S Corporation). Of the total S Corporation Distribution, $2.0 million of the net proceeds from this Offering will be used to make a partial payment of amounts due under such notes. See "Use of Proceeds" and "Management--Compensation Committee Interlocks and Insider Participation."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the [    ] shares of Common
Stock offered by the Company hereby (at an assumed initial public offering
price of $[    ] per share and after deducting estimated underwriting
discounts and commissions and Offering expenses) are estimated to be
approximately $[    ] million ($[   ] million if the Underwriters' over-
allotment option is exercised in full).

  The Company expects to repay approximately $[   ] million under its $42.0
million line of credit (adjusted seasonally to $47.0 million for the period January 1, 1998 through April 30, 1998), of which $27.3 million was outstanding at September 30, 1997. The line of credit terminates on December 31, 1998, and currently bears interest at an effective annual rate of 10.1%, including a base interest rate of prime plus 4.0% per annum on the first $5.0 million outstanding and prime plus 1.0% per annum on outstanding balances in excess of $5.0 million, and related fees. The prime rate was 8.5% as of September 30, 1997. The Company utilizes the line of credit for working capital purposes. The Company also plans to use $2.0 million of the net proceeds from the Offering to make a partial payment of amounts due to current stockholders of the Company pursuant to four-year 5.7% promissory notes to be issued in connection with the termination of the Company's S Corporation status. See "Management--Compensation Committee Interlocks and Insider Participation."

                                DIVIDEND POLICY

  The Board of Directors intends to retain any earnings of the Company to support operations and to finance expansion and does not intend to pay cash dividends on the Common Stock in the foreseeable future. Any future determination as to the payment of dividends will be at the discretion of the Board of Directors, and will depend on the Company's financial condition, results of operations, capital requirements and such other factors as the Board of Directors deems relevant. The Company also currently is restricted by the terms of its credit facility from paying cash dividends on its Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

  Because the Company has operated as an S Corporation and will continue to do so until immediately prior to the effectiveness of this Offering, a portion of the net income of the Company in past years has been distributed to each of Jack Benun, Mark Benun and Isaac Levy, solely for the payment of income taxes, and an additional aggregate distribution of approximately $4.2 million (adjusted to include the taxable income of the Company for the period October 1, 1997 to the day preceding the day on which S Corporation status is terminated), evidenced by promissory notes, will be made to such individuals upon termination of the Company's S Corporation status. See "Management-- Compensation Committee Interlocks and Insider Participation."

                                   DILUTION

  The pro forma net tangible book value of the Company as of September 30,
1997 was approximately $[   ] or $[   ] per share. Pro forma net tangible book
value per share represents the Company's pro forma tangible assets less total liabilities divided by the number of shares of Common Stock outstanding. Dilution per share represents the difference between the amount per share paid by purchasers of shares of Common Stock in the Offering made hereby and the pro forma net tangible book value per share of Common Stock immediately after completion of the Offering. Without taking into account any changes in such pro forma net tangible book value after September 30, 1997, other than to give effect to (i) the S Corporation Distribution (based upon the Company's undistributed S Corporation earnings through September 30, 1997) and (ii) the
sale of [   ] shares of Common Stock by the Company in this Offering at an
assumed initial public offering price of $[    ] per share (after deducting
the underwriting discount and commissions and estimated Offering expenses) and the application of the estimated net proceeds therefrom, the pro forma as adjusted net tangible book value of the Company as of September 30, 1997 would
have been $[    ], or $[    ] per share. This represents an immediate increase
in pro forma net tangible book value of $[   ] per share to existing
stockholders and an immediate dilution in pro forma as adjusted net tangible
book value of $[    ] per share to new investors. The following table
illustrates this dilution on a per share basis:

Assumed initial public offering price per share.................        $[   ]
 Pro forma net tangible book value per share as of September 30,
 1997........................................................... $[   ]
 Increase per share attributable to the Offering................  [   ]
                                                                 ------
Pro forma as adjusted net tangible book value per share after the Offering...................................................
                                                                        ------
Dilution per share to new investors.............................        $
                                                                        ======

  The following table summarizes, on a pro forma basis as of September 30, 1997, giving effect to the assumed distribution of the Company's previously undistributed S Corporation earnings through that date, the difference between the existing stockholders and new investors with respect to the number of shares purchased from the Company, at the assumed initial public offering
price of $[   ] per share, the total consideration paid and the average price paid per share:

                                                          TOTAL
                                 SHARES PURCHASED     CONSIDERATION
                                 ------------------   -------------- AVERAGE PRICE
                                 NUMBER    PERCENT    AMOUNT PERCENT   PER SHARE
                                 --------  --------   ------ ------- -------------
Existing stockholders...........    [   ]      [  ]%   $          %      $
New investors...................    [   ]      [  ]%              %      $
                                 --------   -------    ---     ---
  Total.........................    [   ]      [  ]%   $          %
                                 ========   =======    ===     ===

                                CAPITALIZATION

  The following table sets forth as of September 30, 1997 (i) the actual capitalization and short-term borrowings of the Company, (ii) the pro forma capitalization and short-term borrowings of the Company after giving effect to an approximately $4.2 million decrease in stockholders' equity resulting from a distribution of promissory notes to certain stockholders related to the termination of the Company's status as an S Corporation, but without otherwise giving effect to this Offering and (iii) the capitalization and short-term borrowings of the Company, as adjusted, to give effect to the foregoing pro
forma adjustments and the issuance and sale by the Company of [   ] shares of
Common Stock offered hereby at an assumed initial public offering price of $[
   ] per share, less offering expenses and the anticipated application of the estimated net proceeds therefrom. See "Use of Proceeds," "Management-- Compensation Committee Interlocks and Insider Participation" and Notes A and O to the Consolidated Financial Statements. This table should be read in conjunction with the Consolidated Financial Statements and the Notes thereto, included elsewhere in this Prospectus.

                                           SEPTEMBER 30, 1997
                                --------------------------------------------------
                                                   PRO              PRO FORMA
                                  ACTUAL        FORMA(1)         AS ADJUSTED(2)
                                -------------- --------------   ------------------
                                (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
SHORT-TERM DEBT:(3)
  Due to bank.................. $       27,292 $       27,292       $
  Due to stockholders..........            --           2,000
  Capital lease obligations....             43             43
                                -------------- --------------       ------------
    Total short-term debt...... $       27,335 $       29,335       $
                                ============== ==============       ============
LONG-TERM DEBT, NET OF CURRENT
 PORTION:(3)
  Due to stockholders.......... $        1,400 $        3,570       $
  Capital lease obligations....             39             39
                                -------------- --------------       ------------
    Total long-term debt.......          1,439          3,069
                                -------------- --------------       ------------
STOCKHOLDERS' EQUITY:
  Preferred Stock, $.01 par
   value, 5,000 shares
   authorized; none
   outstanding.................            --             --
  Common Stock, $.01 par value,
   30,000 shares authorized;
   7,750 shares issued and
   outstanding actual and pro
   forma; [   ] shares issued
   and outstanding pro forma as
   adjusted(4).................             78             78
  Additional paid-in capital...          1,119          1,119
  Retained earnings (deficit)..          4,061           (109)
                                -------------- --------------       ------------
      Total stockholders'
       equity..................          5,258          1,088
                                -------------- --------------       ------------
TOTAL CAPITALIZATION........... $        6,697 $        4,697       $
                                ============== ==============       ============

-------
(1) Adjusted to give effect to an approximately $4.2 million decrease in stockholders' equity and a corresponding increase in due to stockholders at September 30, 1997, resulting from an issuance of four-year, 5.7% promissory notes to certain stockholders related to the termination of the Company's status as an S Corporation, $2.0 million of which is short-term debt and the balance of which is long-term debt. Existing due to stockholders of $1.4 million shall be subject to the terms of such promissory notes. See "Capitalization," "Use of Proceeds," "Management-- Compensation Committee Interlocks and Insider Participation" and Note O to Consolidated Financial Statements.
(2) Adjusted to reflect the sale of [    ] shares of Common Stock offered by
    the Company hereby at an assumed offering price of $[   ] per share and
    the anticipated application of the estimated net proceeds therefrom. See "Use of Proceeds."
(3) For information concerning the Company's short-term and long-term debt, see Notes F and H of Notes to Consolidated Financial Statements.
(4) Excludes 800,000 shares of Common Stock reserved for issuance upon the exercise of options or stock purchase rights issuable under the Company's 1997 Stock Option Plan, none of which were outstanding as of December 31, 1997. See "Management--1997 Stock Option Plan."

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following selected consolidated financial data should be read in conjunction with the Consolidated Financial Statements and related Notes thereto appearing elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The selected financial data have been derived from the Consolidated Financial Statements of the Company. The consolidated statements of operations for each of the three years in the period ending December 31, 1996 and for the nine months ended September 30, 1997 and the consolidated balance sheets at December 31, 1995 and 1996 and at September 30, 1997 have been audited by the Company's independent auditors and are included elsewhere in this Prospectus. The selected balance sheet data as of December 31, 1992, 1993 and 1994 and the selected statements of operations data for each of the two years in the period ended December 31, 1993 and the selected statement of operations data for the nine months ended September 30, 1996 have been derived from the unaudited Consolidated Financial Statements of the Company not included herein, which in the opinion of management, reflect all adjustments (consisting solely of normal recurring adjustments) necessary for a fair presentation of the results for these periods and as of such dates. The selected financial data provided below is not necessarily indicative of the future results of operations or financial performance of the Company.

                                                                     NINE MONTHS
                                                                        ENDED
                                 YEARS ENDED DECEMBER 31,           SEPTEMBER 30,
                          ---------------------------------------- ---------------
                           1992    1993    1994    1995     1996    1996    1997
                          ------- ------- ------- -------  ------- ------- -------
                                 (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS
 DATA:
 Net sales..............  $52,929 $64,747 $74,520 $79,828  $90,723 $70,061 $77,328
 Gross profit...........   12,633  15,279  15,276  14,792   20,837  16,096  18,666
 Operating expenses:
 Selling, design and
  shipping..............    4,749   5,765   5,962   7,986    7,686   5,768   6,634
 General and
  administrative........    4,120   5,413   6,358   6,830    7,684   5,834   6,445
                          ------- ------- ------- -------  ------- ------- -------
  Total operating
   expenses.............    8,869  11,178  12,320  14,816   15,370  11,602  13,079
                          ------- ------- ------- -------  ------- ------- -------
 Operating income
  (loss)................    3,764   4,101   2,956     (24)   5,467   4,494   5,587
 Interest expense, net..      918   1,160   1,631   2,375    2,980   2,203   2,522
                          ------- ------- ------- -------  ------- ------- -------
 Income (loss) before
  pro forma income
  taxes.................    2,846   2,941   1,325  (2,399)   2,487   2,291   3,065
 Pro forma net
  income(1).............                                   $ 1,497         $ 1,788
                                                           =======         =======
 Pro forma net income
  per share.............                                   $  [  ]         $ [   ]
                                                           =======         =======
 Pro forma weighted
  average shares
  outstanding(2)........                                    [    ]          [    ]
 Supplemental pro forma
  net income per
  share(3)..............                                   $  [  ]         $  [  ]
                                                           =======         =======
 Supplemental pro forma
  weighted average
  shares
  outstanding(2)(4).....                                     [   ]           [   ]

                                      DECEMBER 31,                     SEPTEMBER 30, 1997
                         --------------------------------------- -------------------------------
                                                                           PRO      PRO FORMA
                          1992    1993    1994    1995    1996   ACTUAL  FORMA(5) AS ADJUSTED(6)
                         ------- ------- ------- ------- ------- ------- -------- --------------
BALANCE SHEET DATA:
 Working capital........ $ 4,673 $ 5,125 $ 5,942 $ 3,260 $ 5,228 $ 5,249 $ 3,249       $
 Total assets...........  19,129  25,413  27,570  33,568  33,986  39,308  39,308
 Due to bank............   7,925  12,050  14,435  21,340  19,732  27,292  27,292
 Due to stockholders....     934     900   1,200   1,500   1,560   1,400   5,570
 Capital lease
  obligations...........      23     --       14      52     123      82      82
 Stockholders' equity...   4,255   5,474   6,135   3,848   5,573   5,258   1,088

--------
(1) The Company has operated as an S Corporation for federal and New York state income tax purposes since 1988. Two of the wholly-owned subsidiaries are C Corporations and, accordingly, have been taxed at the appropriate corporate federal and state tax rates. The historical Consolidated Financial Statements do not include a provision for federal and state income taxes for such periods for those subsidiaries which have elected to be treated as S Corporations. A provision for state income taxes has been made for those states not recognizing S Corporation status. Pro forma net income has been computed as if the Company had been fully subject to federal and state income taxes based on the tax laws in effect during the respective periods. See Notes A and O to the Consolidated Financial Statements.
(2) Reflects the weighted average shares outstanding and gives pro forma effect to the additional shares that the Company would have to sell at the assumed initial public offering price of $[ ] per share to repay the estimated $4.2 million of promissory notes to be issued to the stockholders in connection with the termination of the Company's S Corporation status. The Company intends to repay $2.0 million of these notes with a portion of the net proceeds of the Offering.
(3) Supplemental pro forma net income per share was computed by adjusting pro forma net income per share to reflect a reduction in interest expense and
    related fees, net of taxes, of $[     ] and $[     ] in the year ended
    December 31, 1996 and for the nine months ended September 30, 1997, respectively, resulting from the assumed repayment of debt with a portion of the net proceeds of the Offering as if such repayment had occurred on
    January 1, 1996, consisting solely of repayment of $[   ] million
    outstanding under the Company's $42.0 million line-of-credit (of which $27.3 million was outstanding at September 30, 1997).
(4) Gives pro forma effect to the additional shares that the Company would
    have to sell at the assumed initial public offering price of $[    ] per
    share to repay the debt referenced in footnote 3 above.
(5) Adjusted to give effect to an approximately $4.2 million decrease in stockholders' equity and a corresponding increase in due to stockholders at September 30, 1997, of which $2.0 million has been classified as a current liability to be repaid with a portion of the net proceeds of the Offering, resulting from an issuance of promissory notes to certain stockholders related to the termination of the Company's status as an S Corporation. See "The Company," "Capitalization," "Management-- Compensation Committee Interlocks and Insider Participation" and Note O to the Consolidated Financial Statements.
(6) Adjusted to reflect the sale of [   ] shares of common stock in the
    Offering at an assumed offering price of $[ ] per share and the anticipated application of the net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

OVERVIEW

  Happy Kids is a leading designer and marketer of custom-designed, licensed and branded children's apparel. The Company produces high-quality, coordinated apparel programs, including knit tops, bottoms, overalls, shortalls, coveralls and swimwear, for newborns, infants, toddlers, boys and girls. The Company's major licenses include Nickelodeon's Rugrats, And 1, B.U.M. Equipment and Ocean Pacific and, in late 1997, the Company acquired licenses to Warner Brothers' Scooby Doo, ACA Joe and E.N.U.F. Internationale. The Company also designs and delivers private label branded playwear programs for leading retailers, including Sesame Street for KMart, New Legends for Kids R Us and Canyon River Blues for Sears and recently began participating in Nickelodeon's Nick Universe program being launched by Kids R Us.

  Prior to and including much of 1995, the Company's operating strategy primarily focused on developing and marketing its own house brands. The Company manufactured products for inventory under the Company's brands and often concentrated on enhancing sales volume rather than focusing on a combination of sales volume and gross margins. The Company believes that the loss in 1995 was primarily attributable to these factors. In 1995, to leverage its strong customer relationships, the Company initiated its current sales strategy under which the Company's customers order specific quantities of goods on a fixed-priced basis six to nine months in advance of a selling season. As a result, for 1997, substantially all of the Company's playwear was produced upon receipt of customer orders. Also in 1995, the Company elected to concentrate on developing a diversified portfolio of popular, established and well-recognized licensed properties and private label relationships and de-emphasized its reliance on house brands, which have been a declining component of the Company's net sales in each year since 1995. Since that time, the Company's strategy has been to work closely with its customers to design and market high-quality coordinated apparel programs resulting in gross margins that the Company believes are higher than those typically generated from sales of non-licensed or non-private label branded playwear.

RESULTS OF OPERATIONS

  The following table sets forth, for the periods indicated, information derived from the Company's Consolidated Statements of Operations expressed as a percentage of net sales unless otherwise noted:

                                               PERCENTAGE OF NET SALES
                                           ------------------------------------
                                                                  NINE MONTHS
                                              YEARS ENDED            ENDED
                                             DECEMBER 31,        SEPTEMBER 30,
                                           --------------------  --------------
                                           1994   1995    1996    1996    1997
                                           -----  -----   -----  ------  ------
Net sales................................. 100.0% 100.0%  100.0%  100.0%  100.0%
Cost of goods sold........................  79.5   81.5    77.0    77.0    75.9
                                           -----  -----   -----  ------  ------
Gross profit..............................  20.5   18.5    23.0    23.0    24.1
Operating expenses:
 Selling, design and shipping.............   8.0   10.0     8.5     8.2     8.6
 General and administrative...............   8.5    8.5     8.5     8.3     8.3
                                           -----  -----   -----  ------  ------
  Total operating expenses................  16.5   18.5    17.0    16.5    16.9
                                           -----  -----   -----  ------  ------
Operating income (loss)...................   4.0    --      6.0     6.5     7.2
Interest expense, net.....................   2.2    3.0     3.3     3.2     3.3
                                           -----  -----   -----  ------  ------
Income (loss) before income taxes.........   1.8%  (3.0)%   2.7%    3.3%    3.9%
                                           =====  =====   =====  ======  ======

 NINE MONTHS ENDED SEPTEMBER 30, 1997 COMPARED TO NINE MONTHS ENDED SEPTEMBER
                                   30, 1996

  Net Sales. Net sales increased by $7.2 million, or 10.4%, to $77.3 million for the nine months ended September 30, 1997 from $70.1 million for the nine months ended September 30, 1996. The increase in net sales is attributable primarily to increased sales of playwear incorporating the properties covered by the Company's Rugrats license with Nickelodeon and increased sales to KMart resulting in part from the 1997 commencement of its Sesame Street private label program. This increase was partially offset by a decrease in net sales of products incorporating properties covered by one of the Company's former major licenses, which license currently represents only a small percentage of net sales.

  Gross Profit. Gross profit increased by $2.6 million, or 16.0%, to $18.7 million for the nine months ended September 30, 1997 from $16.1 million for the nine months ended September 30, 1996. The gross profit margin increased to 24.1% for the nine months ended September 30, 1997 from 23.0% for the nine months ended September 30, 1996. The increase in the gross margin is attributable to the implementation of the Company's current sales strategy. As part of such strategy, initiated in 1995, orders are received six to nine months in advance of shipment resulting in finished goods being produced according to customer order. Due to the timing of the order cycle and revenue recognition (sales are recognized when products are shipped), the Company first began to fully realize the benefits of such strategy in mid-1996. In addition, during 1997, there was a decrease in the Company's product return rates as compared to the comparable period in 1996. Gross profit is net of any royalties associated with the use of licensed properties.

  Selling, Design and Shipping Expenses. Selling, design and shipping expenses increased by $866,000, or 15.0%, to $6.6 million for the nine months ended September 30, 1997 from $5.8 million for the nine months ended September 30, 1996. This increase is attributable primarily to higher sales salaries and commissions for existing personnel and the hiring of additional sales and design personnel during the first nine months of 1997. As a percentage of net sales, selling, design and shipping expenses increased to 8.6% for the nine months ended September 30, 1997 from 8.2% for the nine months ended September 30, 1996.

  General and Administrative Expenses. General and administrative expenses increased $611,000, or 10.5%, to $6.4 million for the nine months ended September 30, 1997 from $5.8 million for the nine months ended September 30, 1996. This increase is primarily the result of higher factor commissions associated with increased sales volume. The Company utilized its factoring arrangement for the entire nine month period in 1997 as compared to only seven months of the corresponding period in 1996. As a percentage of net sales, general and administrative expenses remained constant at 8.3% for both the nine months ended September 30, 1997 and 1996.

  Interest Expense, net. Interest expense, net increased $319,000, or 14.5%, to $2.5 million for the nine months ended September 30, 1997 from $2.2 million for the nine months ended September 30, 1996. This increase is a result of higher sales volume resulting in an increase in borrowings, interest expense and fees under the line of credit. As a percentage of net sales, interest expense, net increased slightly to 3.3% for the nine months ended September 30, 1997 from 3.2% for the nine months ended September 30, 1996.

  Income Before Income Taxes. Income before income taxes increased $774,000, or 33.8%, to $3.1 million for the nine months ended September 30, 1997 from $2.3 million for the nine months ended September 30, 1996 due to the reasons described above. As a percentage of net sales, income before income taxes increased to 3.9% for the nine months ended September 30, 1997 from 3.3% for the nine months ended September 30, 1996.

1996 COMPARED TO 1995

  Net Sales. Net sales increased $10.9 million, or 13.6%, to $90.7 million in 1996 from $79.8 million for 1995. The increase in net sales is due primarily to the introduction by the Company of products incorporating the properties covered by the B.U.M. Equipment and Nickelodeon's Rugrats licenses, as well as increases in certain private label programs. The increase in net sales was partially offset by the reduction of sales under the Company's house brands, evidencing the continuing shift in the Company's product mix from sales of house brands to sales of products incorporating licensed and branded properties.

  Gross Profit. Gross profit increased by $6.0 million, or 40.9%, to $20.8 million in 1996 from $14.8 million in 1995. The gross profit margin increased to 23.0% in 1996 from 18.5% in 1995. The increase in gross margin is attributable to the Company's successful implementation of its current sales strategy and a change in product mix toward higher margin licensed and branded properties from lower margin house brands.

  Selling, Design and Shipping Expenses. Selling, design and shipping expenses decreased $300,000, or 3.8%, to $7.7 million in 1996 from $8.0 million in 1995. This decrease is due primarily to the cost benefits associated with the installation of an in-house CAD system early in 1996. As a percentage of net sales, selling, design and shipping expenses decreased to 8.5% in 1996 from 10.0% in 1995.

  General and Administrative Expenses. General and administrative expenses increased $854,000, or 12.5%, to $7.7 million in 1996 from $6.8 million in 1995. This increase is due to charges associated with the Company's factoring agreement. The Company had no factoring agreement in the comparable period of the prior year. As a percentage of net sales, general and administrative expenses remained constant at 8.5% in 1996 and 1995.

  Interest Expense, net. Interest expense, net increased $605,000, or 25.5%, to $3.0 million in 1996 from $2.4 million in 1995. This increase is a result of higher sales volume resulting in an increase in borrowings, interest expense and fees under the line of credit. As a percentage of net sales, interest expense, net increased to 3.3% in 1996 from 3.0% in 1995.

  Income (Loss) Before Income Taxes. Income before income taxes increased $4.9 million to $2.5 million in 1996 from a loss of $2.4 million in 1995 due to the reasons described above. As a percentage of net sales, income before income taxes was 2.7% in 1996 as compared to (3.0%) in 1995.

1995 COMPARED TO 1994

  Net Sales. Net sales increased $5.3 million, or 7.1%, to $79.8 million in 1995 from $74.5 million in 1994. The increase in net sales is attributable primarily to an entire year of sales of products incorporating the properties covered by the Ocean Pacific license, as well as increased sales of certain private label programs. This increase was partially offset by a significant decline in sales of the Company's house brands. In 1995, the Company's product mix shifted materially from sales of house brands.

  Gross Profit. Gross profit decreased by $484,000, or 3.2%, to $14.8 million in 1995 from $15.3 million in 1994. Gross profit as a percentage of net sales decreased to 18.5% in 1995 from 20.5% in 1994. This decrease in gross margin is attributable to lower margins associated with certain licensed and private label programs.

  Selling, Design and Shipping Expenses. Selling, design and shipping expenses increased $2.0 million, or 33.9%, to $8.0 million in 1995 from $6.0 million in 1994. This increase is due to higher salaries associated with the expansion of the Company's in-house sales force in 1995, as well as increased warehouse and design costs. As a percentage of net sales, selling, design and shipping expenses increased to 10.0% in 1995 from 8.0% in 1994.

  General and Administrative Expenses. General and administrative expenses increased $472,000, or 7.4%, to $6.8 million in 1995 from $6.4 million in 1994. This increase is due to the hiring of additional office staff, professional fees associated with the development and implementation of new business strategies and rent associated with a new showroom facility. As a percentage of net sales, general and administrative expenses remained constant at 8.5% in 1995 and 1994.

  Interest Expense, net. Interest expense, net increased $744,000, or 45.6%, to $2.4 million in 1995 from $1.6 million in 1994. This increase is a result of higher sales volume resulting in an increase in borrowings, interest expense and fees under the line of credit. As a percentage of net sales, interest expense, net increased to 3.0% in 1995 from 2.2% in 1994.

  Income (Loss) Before Income Taxes. Income before income taxes decreased $3.7 million to a loss of $2.4 million in 1995 from $1.3 million in 1994 due to the reasons described above. As a percentage of net sales, income before income taxes was (3.0%) in 1995 as compared to 1.8% in 1994.

LIQUIDITY AND CAPITAL RESOURCES

  The Company has financed its cash requirements primarily through operations and borrowings under its bank credit line. Historically, the Company's borrowing requirements have been seasonal, with peak working capital needs arising during the first and third quarters.

  The Company's bank credit facility currently permits borrowings up to $42.0 million as a revolving credit line that expires on December 31, 1998, subject to annual renewals (adjusted seasonally to $47.0 million from January 1, 1998 through April 30, 1998). The first $5.0 million of borrowings under this line of credit bear interest at the prime rate plus 4.0% (12.5% at September 30,
1997). The remaining borrowings bear interest at the prime rate plus 1.0% (9.5% at September 30, 1997). Additionally, the Company is subject to certain fees associated with the line of credit. The amount available under this line of credit is dependent upon levels of eligible accounts receivable and inventory. The credit facility is collateralized by substantially all of the assets of the Company and is guaranteed by the Company's three major stockholders. As of September 30, 1997, the Company had $27.3 million of outstanding direct borrowings and $11.2 million of contingent liabilities
under open letters of credit. The Company intends to use approximately $[   ]
million of the net proceeds from this Offering to reduce the outstanding balance of direct borrowings under the credit facility. In addition, the Company's lender has sole discretion to make or withhold advances under the credit line. There can be no assurance that the lender will continue to lend under the credit line. If the lender exercises its discretion to withhold advances, there would be a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors--Dependence on Access to Credit Facilities."

  As of September 30, 1997 the Company's principal sources of liquidity included cash of $619,000, amounts due from factor of $25.1 million and net accounts receivable of $599,000. The Company had working capital of $5.2 million and long-term debt of $1.4 million as of September 30, 1997.

  For the nine months ended September 30, 1997, operating activities used cash of $4.3 million primarily as a result of an increase in amounts due from factor of $8.2 million due to increased sales volume, partially offset by income from operations of $2.7 million. Net cash used in investing activities during the nine months ended September 30, 1997 was $60,000 consisting entirely of capital expenditures, while net cash provided by financing activities during the same period was $4.4 million consisting primarily of net borrowings of $7.6 million under the Company's bank credit facility offset by payments to stockholders of $3.0 million for their personal income taxes due on the earnings of the S Corporations.

  During fiscal 1996, operating activities provided cash of $3.1 million primarily from net income of $2.4 million and a reduction in inventory levels of $5.7 million. This cash provided by operations was partially offset by the cash used by an increase in amounts due from factor of $16.9 million less the cash generated by a decrease in accounts receivable of $10.5 million due to the Company's implementation of its factoring program in 1996. Net cash used in investing activities during fiscal 1996 was $378,000 reflecting the purchase of certain fixed assets. Net cash used in financing activities during 1996 was $2.3 million consisting primarily of payments under the Company's bank credit facility and distributions to stockholders for taxes on S Corporation earnings.

  Historically, the Company's business has not required significant capital expenditures. The Company's capital expenditures were approximately $283,000, $578,000, $378,000 and $60,000 for the years ended December 31, 1994, 1995 and
1996 and for the nine months ended September 30, 1997, respectively. The Company believes that cash flow expected to be generated from operations, together with borrowings under its existing credit facility and the net proceeds from this Offering, will be adequate to satisfy current and planned operations for at least the next 12 months.

BACKLOG

  The Company's customers order specific quantities of goods on a fixed-price basis six to nine months in advance of a selling season. Such customer orders are placed in backlog upon their receipt and acceptance by the Company. Customer orders are generally cancellable on notice to the Company without penalty. Although the Company has not had significant cancellations in the past, no assurance can be given that it will not experience a significant level of cancellations in the future or that its backlog at any point in time will be converted to sales. Many of the Company's orders are received significantly in advance of scheduled delivery periods. Consequently, the Company had backlog of $101.6 million and $68.7 million at December 31, 1997 and 1996, respectively. The Company expects to fill the December 31, 1997 backlog prior to September 30, 1998.

VARIABILITY OF RESULTS; SEASONALITY; CYCLICALITY

  Sales of children's apparel are seasonal. Consequently, the Company's operating results have varied substantially from quarter to quarter, and the Company expects that they will continue to do so. Historically, the Company has experienced significantly higher net sales in the first and third quarters as compared to the second and fourth quarters. The seasonality of the Company's business also affects borrowings under the Company's lines of credit and its level of backlog, which fluctuate in response to demand for the Company's products. Therefore, the results of any interim period are not necessarily indicative of the results that may be achieved for an entire year. In addition, the apparel industry is a cyclical industry heavily dependent upon the overall level of consumer spending, with purchases of apparel and related goods tending to decline during recessionary periods when disposable income is low. A difficult retail environment could result in downward price pressure which could adversely impact the Company's gross profit margins.

SELECTED QUARTERLY RESULTS OF OPERATIONS

  The following table presents certain unaudited condensed consolidated quarterly financial information for each of the eight most recent quarters in the period ended December 31, 1997. This information is derived from unaudited condensed Consolidated Financial Statements of the Company that include, in the opinion of the Company, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of results of operations for such periods, when read in conjunction with the audited Consolidated Financial Statements of the Company and notes thereto appearing elsewhere in this Prospectus.

                                                      QUARTERS ENDED
                         ---------------------------------------------------------------------------
                         MAR. 31, JUNE 30,  SEPT. 30, DEC. 31, MAR. 31, JUNE 30,  SEPT. 30, DEC. 31,
                           1996     1996      1996      1996     1997     1997      1997      1997
                         -------- --------  --------- -------- -------- --------  --------- --------
                                                      (IN THOUSANDS)
Net sales............... $29,260  $13,472    $27,329  $20,662  $24,811  $14,746    $37,771   $[  ]
Gross profit............   6,536    1,964      7,596    4,741    5,981    3,273      9,412    [  ]
Operating income
 (loss).................   2,638     (950)     2,806      973    2,106     (529)     4,010    [  ]
Income (loss) before
 income taxes...........   1,764   (1,676)     2,203      196    1,412   (1,203)     2,856    [  ]

  The operating results for any quarter are not necessarily indicative of results which may be obtained for any future period. The Company's quarterly results may fluctuate as a result of a variety of other factors, many of which are not within the Company's control, including patterns of spending by customers, the timing, size and receipt of orders, and delays of shipments to customers due to delays in delivery by suppliers.

PRO FORMA ADJUSTMENTS FOR INCOME TAXES

  The Company has operated as an S Corporation for federal and New York state income tax purposes since 1988. As a result, for such tax periods, the Company's earnings were taxed directly to the Company's stockholders. The pro forma adjustments for income taxes reflected in the Prospectus Summary under the caption "Summary Consolidated Financial Data" and in the accompanying Financial Statements were calculated as if the Company were subject to tax under the tax laws in effect for the respective periods using the criteria established under Statement of Financial Accounting Standards ("SFAS") No. 109 "Accounting for Income Taxes." The effective tax rate (benefit) for the years ended December 31, 1995 and 1996 and the nine months ended September 30, 1997 was (31.6)%, 4.8% and 12.2%, respectively.

RECENTLY ISSUED ACCOUNTING STANDARDS

  SFAS No. 128, "Earnings per Share" was issued in February 1997 and replaces Accounting Principles Board ("APB") Opinion No. 15. The new statement simplifies the computations of earnings per share ("EPS") by replacing the presentation of primary EPS with basic EPS, which is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS under the new statement is computed similarly to fully diluted EPS pursuant to APB Opinion No. 15. SFAS No. 128 is effective for financial statements for both interim and annual periods ending after December 15, 1997. Early application is prohibited. The effect of adopting SFAS No. 128 is not expected to have a material impact on the computation of the EPS presented in the financial statements.

  SFAS No. 130, "Reporting Comprehensive Income" was issued in June 1997. This statement is effective for the Company's fiscal year ending December 31, 1998. This statement addresses the reporting and displaying of comprehensive income and its components. EPS will only be reported for net income and not for comprehensive income. Adoption of SFAS No. 130 is not expected to have a material effect on the Company's financial statement disclosures.

  SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" was issued in June 1997. This statement is effective for the Company's fiscal year ending December 31, 1998. This statement changes the way public companies report information about segments of their business in their annual financial statements and requires them to report selected segment information in their quarterly reports. Adoption of SFAS No. 131 is not expected to have a material effect on the Company's financial statement disclosures.

                                   BUSINESS

OVERVIEW

  Happy Kids is a leading designer and marketer of custom-designed, licensed and branded children's apparel. The Company produces high-quality, coordinated apparel programs, including knit tops, bottoms, overalls, shortalls, coveralls and swimwear, for newborns, infants, toddlers, boys and girls. The Company's major licenses include Nickelodeon's Rugrats, And 1, B.U.M. Equipment and Ocean Pacific and, in late 1997, the Company acquired licenses to Warner Brothers' Scooby Doo, ACA Joe and E.N.U.F. Internationale. The Company also designs and delivers private label branded playwear programs for leading retailers, including Sesame Street for KMart, New Legends for Kids R Us and Canyon River Blues for Sears and recently began participating in Nickelodeon's Nick Universe program being launched by Kids R Us. The Company's strategy is to work closely with its customers to design and market coordinated playwear programs resulting in gross margins that the Company believes are higher than those typically generated from sales of non-licensed or non-private label branded playwear.

BUSINESS STRATEGY

  The Company's operating strategies include the following:

  Focus on Licensed and Branded Products and Private Label Relationships. The Company designs and markets licensed and branded coordinated apparel programs at gross margins that the Company believes are higher than those typically generated from sales of non-licensed or non-private label branded playwear. The Company's gross margins increased from 18.5% in 1995 to 24.1% in the nine months ended September 30, 1997, resulting in part from this focus on licensed and branded properties and private label relationships. The Company maintains a diversified portfolio of popular, established and well-recognized licensed properties and private label relationships to reduce its dependence upon any one licensed property or private label relationship.

  Emphasize Advance Sales. In 1995, the Company initiated its current sales strategy under which customers order specific quantities of goods on a fixed-price basis six to nine months in advance of a selling season. For 1997, substantially all of the Company's apparel was produced upon receipt of customer orders. Based on orders received as of December 31, 1997, the Company had backlog of $101.6 million, which it expects to fill over the next six to nine months. The Company intends to continue to utilize its sales strategy to minimize its inventory risk.

  Utilize Contract Manufacturers. The Company utilizes over 50 unaffiliated, foreign and domestic contract manufacturers. The Company uses third-party manufacturers to eliminate the significant capital investment requirements associated with maintaining manufacturing facilities. The Company has developed long-standing relationships with many of its contract manufacturers and, during the nine months ended September 30, 1997, approximately 68.1% of the Company's products were manufactured by contract manufacturers which have been utilized by the Company for over three years.

  Capitalize on In-House Design Capabilities. The Company's playwear is designed by 42 in-house designers and graphic artists organized in teams dedicated to each of the Company's licensed properties and private label programs. The Company believes that its customers will continue to rely on its ability to design, have manufactured and deliver on a timely basis commercially successful apparel programs which foster long-term customer relationships and result in a high level of customer satisfaction.

  The Company's growth strategies include the following:

  Increase Sales to Existing Accounts. The Company seeks to increase sales to its current customers by expanding its product categories and sizes incorporating the Company's existing licensed properties and private label relationships. The Company's customer base includes each of the top ten childrenswear retailers. Historically, capital constraints have limited the Company's ability to market products broadly to all children's apparel departments within its current customer base. Following the completion of this Offering, however, the Company expects to have improved access to capital which the Company believes will permit it to market, design and produce additional product categories and sizes under its existing licenses and private label relationships. For example, the Company successfully expanded its relationship with KMart from one to five size categories during the nine months ended September 30, 1997. The Company believes there is significant opportunity to increase sales to its existing customer base.

  Expand Customer Base. The Company's customers include mass-market retailers, mid-tier distributors and department stores, and the Company's current customers include KMart, Kids R Us, Price/Costco, Sears and WalMart. Within its current distribution channels, the Company seeks to generate sales from new accounts by capitalizing on the demand for its licensed products and on its ability to successfully execute private label programs. In addition, the Company recently began to market certain licensed products to specialty retailers, including sporting goods chains such as Champs, FootAction and The Sports Authority.

  Leverage Newly Acquired Licensed Properties and Private Label Relationships. The Company recently acquired several new licenses, including ACA Joe, E.N.U.F. Internationale and Warner Brothers' Scooby Doo, and a new private label arrangement, Nickelodeon's Nick Universe being launched by Kids R Us. In acquiring these new licenses, the Company has relied on its market research and communications with its customers to assess the marketability of these lines. The Company's design teams currently are developing apparel programs in conjunction with its customers and licensors and the Company expects to launch these apparel programs in late 1998, targeting both its existing and new customers.

  Pursue New Licenses and Private Label Relationships. The Company actively pursues licensing of additional properties and new private label relationships. The Company seeks licenses and private label arrangements that are based on popular and established characters and brand names. The Company believes that its reputation encourages potential licensors to seek out the Company as a licensee of their branded properties and encourages retailers to engage the Company to design and have manufactured coordinated apparel programs under their own private labels. Furthermore, the Company believes that its history of successfully executing licensed and private label coordinated apparel programs provides it with a competitive advantage when seeking new licenses and private label relationships. For example, the Company acquired the Nickelodeon's Rugrats license based on a referral from one of the Company's major customers.

PRODUCTS AND LICENSES

  The Company's playwear products are designed and marketed as coordinated apparel programs and include knit tops, bottoms, overalls, shortalls, coveralls and swimwear. The Company's products are marketed in a variety of size categories including newborns, infants, toddlers (2T-4T), boys (4-7 and 8-20) and girls (4-6x and 7-16). The following is a description of the Company's apparel programs:

      EXISTING                                                   CURRENT
LICENSED AND BRANDED                   CURRENT DISTRIBUTION      PRODUCT      CURRENT SIZE
  APPAREL PROGRAMS     DESCRIPTION           CHANNELS           OFFERINGS      OFFERINGS
--------------------  -------------- ------------------------ -------------- --------------
And 1........         Basketball-    Department stores,       All apparel    Toddlers, boys
                      themed         specialty retailers,
                      activewear     mid-tier distributors
B.U.M.
 Equipment...         Lifestyle      Mass-market retailers,   All apparel    Newborns,
                      activewear     mid-tier distributors                   infants,
                                                                             toddlers,
                                                                             boys, girls
Canyon River
 Blues for
 Sears.......         Activewear     Sears                    Overalls,      Infants,
                                                              shortalls,     toddlers, boys
                                                              tops, bottoms  (4-7), girls
                                                                             (4-6x)

Jordache.....         Lifestyle      Mass-market retailers    Tops, bottoms  Infants,
                      activewear                                             toddlers,
                                                                             boys, girls
Lullaby Club
 for Target..         Infantwear     Target                   Coveralls,     Newborns,
                                                              tops, bottoms  infants
New Legends
 for Kids R
 Us..........         Activewear     Kids R Us                Overalls,      Toddlers,
                                                              shortalls,     girls
                                                              tops, bottoms
Nickelodeon's
 Rugrats.....         Character-     Mass-market retailers,   Coveralls,     Boys, girls
                      based          mid-tier distributors,   overalls,
                      activewear     department stores        shortalls,
                                                              tops, bottoms,
                                                              swimwear
Ocean
 Pacific.....         Surf-inspired  Department stores, mid-  Swimwear,      Toddlers, boys
                      activewear     tier distributors        tops, bottoms  (4-7)
Sesame Street
 for KMart...         Character-     KMart                    Coveralls,     Infants,
                      based                                   overalls,      toddlers, boys
                      activewear                              shortalls,     (4-7), girls
                                                              tops, bottoms, (4-6x)
                                                              swimwear
Sonoma for
 Kohl's......         Activewear     Kohl's                   Overalls,      Infants,
                                                              shortalls,     toddlers,
                                                              tops, bottoms, girls
                                                              swimwear
TriStar's
 Godzilla....         Character-     Mass-market retailers    Swimwear       Boys
                      based
                      activewear

 NEW LICENSED AND
      BRANDED                                                                     ANTICIPATED
 APPAREL PROGRAMS         DESCRIPTION        ANTICIPATED DISTRIBUTION CHANNELS    LAUNCH (1)
 ----------------   ------------------------ --------------------------------- ----------------
 ACA Joe..........  Lifestyle activewear     Mid-tier distributors             Holiday 1998
 E.N.U.F.
  Internationale..  Lifestyle activewear     Mid-tier distributors,            Spring 1998
                                             department stores
 Nickelodeon's
  Nick Universe
  for Kids R Us...  Character-based
                    activewear               Kids R Us                         Fall 1998
 Warner Brothers'
  Scooby Doo......  Character-based          Mid-tier distributors,            Spring 1998
                    activewear               mass-market retailers

-------
(1) The Company has not generated any revenue to date from these new programs. The Company expects to commence the design, marketing and manufacturing of its coordinated apparel programs incorporating the licensed properties and private label relationships under such new programs in 1998.

  The Company's current license arrangements extend for three- to six-year periods and expire between December 1998 and 2002. The Company's licenses generally require an initiation fee and/or minimum annual royalties to be recouped from ongoing royalty payment obligations, which currently range from 5.0% to 12.0% of the Company's net sales of products incorporating a licensed property. Apparel industry licenses typically are granted with respect to product categories, sizes and channels of distribution, and may be either exclusive or non-exclusive. The Company's private label relationships are conducted on a purchase order basis, rather than pursuant to contract.

MERCHANDISING

 Design

  The Company's playwear products are designed by 42 in-house designers and graphic artists organized in teams dedicated to each of the Company's licensed properties and private label programs. Each team works closely with licensors, customers and contract manufacturers, utilizing state-of-the-art CAD systems, to design coordinated products featuring textured fabrications and detailed graphics. The Company believes that its customers rely on its ability to design, have manufactured and deliver on a timely basis commercially successful apparel programs.

  The design process incorporates product design, merchandising, sourcing and production. The Company's design and merchandising teams continually monitor and evaluate the children's playwear market for styles and trends in fabrics, trims and accessories, as well as analyze online sales information provided by its customers. In conjunction with its customers and licensors, the Company's design teams identify specific design needs and develop product programs. The Company oversees all garment production, including pattern development and color and sample approval, through regular communication with the Company's customers and contract manufacturers.

 Sales and Marketing

  The Company markets and distributes its products through three primary channels of distribution, including mass-market retailers, mid-tier distributors and department stores and recently has begun selling to select specialty retailers, including sporting goods chains. All of the Company's sales are within the United States. The Company's customers include:

        MASS-
       MARKET       MID-TIER           DEPARTMENT               SPECIALTY
      RETAILERS   DISTRIBUTORS           STORES                 RETAILERS
      ---------   ------------ --------------------------- --------------------
      KMart       Kids R Us    Dayton Hudson               Champs
      Target      Kohl's       Federated Department Stores FootAction
      WalMart     Price/Costco JC Penney                   Foot Locker
                  Sears        The May Company             The Sports Authority


  In 1995, to leverage its customer relationships, its popular licenses and brand names and its reputation for quality products and reliable delivery, the Company initiated its current sales strategy under which customers order specific quantities of goods on a fixed-price basis six to nine months in advance of a selling season. For 1997, substantially all of the Company's apparel was produced upon receipt of customer orders. Additionally, historically the Company has been able to leverage the popularity and goodwill associated with its licenses and brand names to promote sales, rather than undertaking costly marketing initiatives.

  As of December 31, 1997, the Company maintained a sales and marketing staff of 14 people, including its senior management. The Company is organized in account teams led by key account sales executives. Each account sales executive reports directly to senior management and is responsible for the day to day customer relationship management and for supervising and monitoring the sales staff. The Company's sales staff is compensated on a salary plus commission basis.

  The Company's sales and marketing staff works closely with the Company's designers and graphic artists throughout the design and production process. The Company's customers often launch a new product line associated with a new license or private label relationship in a limited number of stores. If the product is successful, the Company's customers often market the product line throughout their retail chains or in a significantly larger number of stores. The Company's design team and sales staff work closely with its customers to monitor, review and analyze product launches.

  The Company's customer base has been and continues to be highly concentrated. Sales of the Company's products to each of Price/Costco, KMart and Kids R Us accounted for approximately 15.1%, 12.6% and 12.3% of net sales for the nine months ended September 30, 1997, respectively. In addition, sales of the Company's products to each of Kids R Us and WalMart accounted for 21.5% and 13.4% of net sales, respectively, during 1996, while sales of the Company's products to each of Kids R Us, WalMart and J.C. Penney accounted for 18.3%, 12.9% and 10.0% of net sales, respectively, during 1995. Based upon historical and recent results and existing relationships with customers, the Company believes that a substantial portion of its net sales and gross profits will continue to be derived from a small number of large customers. There can be no assurance that the Company's larger customers will continue to place orders with the Company or that orders by such customers will continue at their previous levels.

MANUFACTURING

 Contract Manufacturers

  The Company's products are manufactured to exacting quality standards and specifications by over 50 unaffiliated, foreign and domestic contract manufacturers. The Company uses third-party manufacturers to eliminate the significant capital investment requirements associated with maintaining manufacturing facilities. The Company has developed long-standing relationships with many of its contract manufacturers and, during the nine months ended September 30, 1997, approximately 68.1% of the Company's products were manufactured by contract manufacturers which have been utilized by the Company for over three years.

  The Company works with independent buying agents in six countries to assist the Company in selecting a contract manufacturer. The Company and such buying agents review, among other things, quality of merchandise produced, the ability of such manufacturer to meet the Company's timing requirements for delivery and price. The Company is not a party to long-term contractual or other arrangements with any manufacturer and often uses more than one manufacturer to produce a coordinated apparel program. The Company believes that it has ready access to numerous contract manufacturers and that its existing contract manufacturers have the ability to manufacture across several product lines.

  During 1996 and the nine months ended September 30, 1997, the Company imported approximately 91.2% and 91.0%, respectively, of its goods. Approximately 40.3% and 40.7% and 37.4% and 28.0% of the products sold in such periods were sourced in two overseas countries for 1996 and the nine months ended September 30, 1997, respectively. There was no other country that accounted for more than 10% of such products.

  The Company's products are subject to bilateral textile agreements between the United States and a number of foreign countries. Such agreements, which have been negotiated under the framework established by the Arrangement Regarding International Trade in Textiles, allow the United States to impose restraints at any time on the importation of categories of merchandise that, under the terms of the agreements are not currently subject to specified limits. The Company does not own the right to import finished garments into the United States, but relies on its contract manufacturers to obtain the necessary quotas. In the past, to the extent that necessary import quotas have not been available with respect to a particular source of supply, the Company has been able to find an alternative source of supply. Accordingly, the availability of quotas has not had a material effect upon the Company's business, financial condition or results of operations. The Company's continued ability to source products that it imports may be adversely affected by a significant decrease in available import quotas as well as any additional bilateral agreements or unilateral trade restrictions. In addition, a significant portion of the Company's products are manufactured in Hong Kong. China recently resumed sovereignty over Hong Kong. The Company cannot predict the effect, if any, this event will have on its contract manufacturers in Hong Kong and there can be no assurance that Hong Kong will not experience political, economic or social disruption as a result of the resumption of Chinese sovereignty. In addition, there have been a number of recent trade disputes between China and the United States during which the United States has threatened to impose tariffs and duties on some products imported from China and to withdraw China's "most favored nation" trade status. The loss of such status for China, changes in current tariff structures or the adoption by the United States of trade policies or sanctions adverse to China could have a material effect on the Company's business, financial condition or results of operations.

  The principal raw materials used in the production and sale of the Company's products are yarn, fabric, trim, buttons and other accessories. Raw materials are purchased by the manufacturers who deliver finished goods to the Company. The Company believes that an adequate supply of raw materials used in the manufacture of its products is readily available from existing and alternative sources at reasonable prices.

 Quality Control

  The Company has in place comprehensive quality control procedures to ensure that fabrics, materials and finished goods meet the Company's exacting quality standards. The Company utilizes both internal and independent quality control representatives to monitor contract manufacturers' production processes. In addition, certain of the Company's buying agents engage their own personnel who monitor compliance with the Company's quality control specifications.

  The Company oversees testing of yarns and trim for colorfastness, washability and other standards before sample garments are produced. Selected product samples are sent to independent testing facilities which test garments for colorfastness, washability, size specifications and other standards. Sample garments are randomly subjected to similar quality control tests by the Company for fit and appearance. Foreign and domestic contract manufacturers are routinely visited on a spot check basis to ensure compliance with the Company's quality standards. Finished garments are subject to final inspection in the Company's warehouse for general appearance and quality prior to shipment to customers. Prior to shipment, inspection certificates are issued to indicate that the products have been inspected and found to be in conformity with the order. Products which are manufactured in foreign countries are tested to ensure that such products meet United States customs import requirements by the foreign manufacturers prior to shipment, and the results of such tests, along with samples of each product style, are sent to the Company. The Company's ability to design and have manufactured high-quality playwear is evidenced by the Company's product return rates of 3.3% and 1.7% in 1996 and in the nine months ended September 30, 1997, respectively.

DISTRIBUTION

  Upon completion of the manufacturing process, the Company's products are shipped from the contract manufacturers by sea, air or land to the Company's domestic warehouse facilities. The Company utilizes its warehouse facilities in New Brunswick, New Jersey, or its public warehouse arrangement in Long Beach, California prior to shipping its products directly to its customers' stores or distribution centers via common carrier.

BACKLOG

  The Company's customers order specific quantities of goods on a fixed-price basis six to nine months in advance of a selling season. Such customer orders are placed in backlog upon their receipt and acceptance by the Company. Customer orders are generally cancellable on notice to the Company without penalty. Although the Company has not had significant cancellations in the past, no assurance can be given that it will not experience a significant level of cancellations in the future or that its backlog at any point in time will be converted to sales. Many of the Company's orders are received significantly in advance of scheduled delivery periods. The Company had backlog of $101.6 million and $68.7 million at December 31, 1997 and 1996, respectively. The Company expects to fill the December 31, 1997 backlog prior to September 30, 1998.

MANAGEMENT INFORMATION SYSTEMS

  The Company believes that advanced information processing is essential to maintaining its competitive position. The Company participates in the electronic data interchange program maintained by many of its larger customers, including J.C. Penney, Kids R Us, Sears, Target and WalMart. This program allows the Company to receive customer orders, provide advanced shipping notices, monitor store inventory and track orders on-line from the time such orders are placed through delivery. The Company is also able to notify certain of its client's warehouses, in advance, as to shipments. The Company currently is upgrading its management information systems, which it expects to complete in 1998, to ensure proper processing of transactions relating to the year 2000 and beyond. The Company continues to evaluate appropriate courses of corrective action, including replacement of certain systems. The Company does not expect the costs associated with ensuring year 2000 compliance to have a material effect on its financial position or results of operations. All costs associated with year 2000 compliance are being funded with cash flow generated from operations and are being expensed as incurred.

INDUSTRY AND COMPETITION

  The domestic children's apparel industry has increased in market size from $24.7 billion in 1994 to $26.9 billion in 1996, a 4.4% annual increase, as measured by The NPD Group, an industry trade group. For 1996, according to Children's Business, the top ten childrenswear retailers, consisting of WalMart, KMart, J.C. Penney (including the J.C. Penney catalog), Sears, Federated Department Stores, Target, Kids R Us, Mervyns, May Company and TJX Company, accounted for 56.4% of the market.

  The children's playwear industry is highly competitive and fragmented. The Company competes with many companies engaged in the design, production and distribution of children's apparel for newborns, infants, toddlers, boys and girls. Some of the Company's competitors have longer operating histories and financial, sales, marketing, design capabilities and other competitive resources which are substantially greater than those of the Company. The Company also faces competition from its existing customers, who may themselves begin to produce children's playwear directly. In addition, such customers have in the past competed, and may continue in the future to compete, for available branded programs. Further, to the extent that the Company's customers or competitors maintain or initiate private label programs, such customers or competitors will compete with the Company's licensed and branded properties. The Company also competes with other manufacturers of children's apparel for retail floor space.

  The Company believes that the principal competitive factors affecting its business include the ability to deliver, on a timely basis, high quality coordinated playwear apparel; the ability to successfully obtain licensing arrangements and private label relationships based on characters and brands that are appealing to children and parents; the ability to successfully design coordinated apparel programs based on such licensing arrangements and relationships; and the ability to produce playwear at competitive prices.

EMPLOYEES

  As of December 31, 1997, the Company employed 133 persons, consisting of 14 in sales and marketing, 42 in design and graphic arts, 45 in warehousing and distribution and 32 in finance, administration and management. Forty of the Company's 45 employees at its New Brunswick, New Jersey warehouse facility are subject to a collective bargaining agreement. The Company considers its relations with its employees to be good.

FACILITIES

  The Company currently leases all of its office space. The Company leases approximately 19,000 square feet for its executive offices and showroom located at 100 West 33rd Street, New York, New York. Such lease expires in September 2005 and contains renewal options for an additional three and one half years. The Company also leases approximately 130,000 square feet for warehousing and distribution at its warehouse facility in New Brunswick, New Jersey. Such lease expires in March 2000 and contains renewal options for two additional five year terms. The Company also maintains a small showroom in Bentonville, Arkansas. The Company believes that its facilities are sufficient to meet current needs for its sales, marketing, design, administrative, warehousing and distribution requirements.

LEGAL PROCEEDINGS

  The Company is not a party to any material legal proceedings.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The directors and executive officers of the Company are as follows:

         NAME            AGE               POSITION
         ----            --- -----------------------------------
         Jack M. Benun..  56 Chairman of the Board, President
                             and Chief Executive Officer
         Stuart Bender..  43 Chief Financial Officer and
                             Treasurer
         Mark J. Benun..  31 Executive Vice President, Secretary
                             and Director
         Isaac Levy.....  34 Senior Vice President and Director

  Within ninety days of the consummation of this Offering, the Company intends to identify and elect two additional independent, unaffiliated directors.

  Jack M. Benun. Mr. Benun founded the predecessor to the Company in 1979 and is the Company's Chairman of the Board, President and Chief Executive Officer. Mr. Benun has over 30 years experience in the apparel industry. Prior to founding the Company, Mr. Benun managed a family domestic apparel manufacturing business.

  Mark J. Benun. Mr. Benun joined the Company in 1984 and currently oversees all sales for the Company. He currently serves as Executive Vice President, Secretary and as a Director.

  Isaac Levy. Mr. Levy joined the Company in 1987 and is responsible for all operations of the boys division, including buying, design and marketing. He currently serves as the Company's Senior Vice President and as a Director.

  Stuart Bender, CPA. Mr. Bender joined the Company in 1985 as Chief Financial Officer and Treasurer. Prior to joining the Company, Mr. Bender served as the corporate controller and divisional controller for two private companies. Mr. Bender has four years public accounting experience at Grant Thornton LLP.

  Other than Jack Benun and Mark Benun, who are father and son, there are no family relationships among any of the Directors, executive officers and key employees of the Company. Each of the above persons has served as an executive officer and/or a Director since joining the Company.

  All Directors hold office until the next annual meeting of stockholders and until their successors shall be duly elected and qualified. Effective upon the consummation of this Offering and the election of two additional independent, unaffiliated Directors, the Board of Directors will have a Compensation Committee, which will approve salaries and certain incentive compensation for management and key employees of the Company; an Audit Committee, which will review the results and scope of the audit and other services provided by the Company's independent accountants; and an Option Committee, which will administer the Company's 1997 Stock Option Plan. The Compensation and Audit Committees shall be comprised of Jack Benun and the two additional independent, unaffiliated Directors and the Option Committee shall be comprised of the two additional independent, unaffiliated Directors.

  Executive officers of the Company are elected annually by the Board of Directors and serve until their successors are duly elected and qualified.

DIRECTORS' COMPENSATION

  Each of the Company's independent, unaffiliated Directors will receive compensation of $1,500 per meeting for each regularly-scheduled meeting in which he or she participates. In addition, each of such members of the Board who serve on the Audit, Option and/or Compensation Committee of the Board will receive a $750 fee per meeting for each regularly-scheduled Committee meeting in which such Committee member participates, as long as such Committee meeting or meetings is or are held on a day or days other than the day of a regularly-scheduled Board meeting. The Company also will provide reimbursement to Directors for reasonable and necessary expenses incurred in connection with attendance at meetings of the Board of Directors or its Committees. Directors are eligible to receive stock option grants pursuant to the Company's 1997 Stock Option Plan.

EXECUTIVE COMPENSATION

  The following table sets forth information concerning compensation for services in all capacities awarded to, earned by or paid to the Company's Chief Executive Officer and each of the other executive officers of the Company (collectively, the "Named Executives") during the year ended December 31, 1997.

                          SUMMARY COMPENSATION TABLE

                                            ANNUAL COMPENSATION
                                        ---------------------------
                                                       OTHER ANNUAL  ALL OTHER
                                        SALARY  BONUS  COMPENSATION COMPENSATION
   NAME AND PRINCIPAL POSITION     YEAR   ($)    ($)      ($)(1)        ($)
               (A)                 (B)    (C)    (D)       (E)         (I)(2)
   ---------------------------     ---- ------- ------ ------------ ------------
Jack M. Benun..................... 1997 551,064    --     52,000       2,373
 President and Chief Executive Of-
  ficer
Mark J. Benun..................... 1997 590,416    --        --        2,292
 Executive Vice President,
  Secretary and Director
Isaac Levy........................ 1997 400,242    --        --        2,266
 Senior Vice President and
  Director
Stuart Bender..................... 1997 209,803 75,000       --        2,114
 Chief Financial Officer and
  Treasurer

--------
(1) The costs of certain benefits are not included because, in the aggregate, they did not exceed, in the case of each Named Executive, the lesser of $50,000 or 10% of the total annual salary and bonus reported in columns
    (c) and (d) of the above table.
(2) Represents 401(k) contributions made by the Company on behalf of the Named Executive.

1997 STOCK OPTION PLAN

  The Company's 1997 Stock Option Plan (the "Plan") was adopted by the Board of Directors and approved by the stockholders of the Company on December 31, 1997. A total of 800,000 shares of Common Stock are reserved for issuance upon exercise of options and/or stock purchase rights to be granted under the Plan, none of which have been granted. Those eligible to receive stock option grants or stock purchase rights under the Plan include employees, non-employee Directors and consultants. The Plan is administered by the Option Committee of the Board of Directors of the Company, which is comprised solely of outside directors.

  Subject to the provisions of the Plan, the administrator of the Plan has the discretion to determine the optionees and/or grantees, the type of options to be granted (incentive stock options ("ISOs") or non-qualified stock options ("NQSOs")), the vesting provisions, the terms of the option grants and such other related provisions as are consistent with the Plan. The exercise price of an ISO may not be less than the fair market value per share of the Common Stock on the date of grant or, in the case of an optionee who beneficially owns 10% or more of the outstanding capital stock of the Company, not less than 110% of the fair market value per share on the date of grant. The exercise price of a NQSO may not be less than 85% of the fair market value per share of the Common Stock on the date of grant or in the case of any Optionee who beneficially owns 10% or more of the outstanding capital stock of the

Company, not less than 110% of the fair market value per share on the date of grant. The purchase price of shares issued pursuant to stock purchase rights may not be less than 50% of the fair market value of such shares as of the offer date of such rights.

  The options terminate not more than ten years from the date of grant, subject to earlier termination on the optionee's death, disability or termination of employment with the Company, but provide that the term of any options granted to a holder of more than 10% of the outstanding shares of Common Stock may be no longer than five years. Options are not assignable or otherwise transferable except by will or the laws of descent and distribution. In the event of a merger or consolidation of the Company with or into another corporation or the sale of all or substantially all of the Company's assets in which the successor corporation does not assume outstanding options or issue equivalent options, the Board of Directors of the Company is required to provide accelerated vesting of outstanding options. The Plan terminates on December 31, 2007.

  As of December 31, 1997, no awards have been granted by the Company under the Plan. In addition, the Company has agreed, for a period of one year commencing on the effective date of this Offering, not to issue any awards under the Plan at less than the fair market value of the underlying Common Stock on the date of award.

401(K) PLAN

  The Company currently maintains a 401(k) salary reduction plan (the "401(k) Plan") which is intended to qualify under Section 401(a) and 401(k) of the Internal Revenue Code of 1986 (the "Code"). Generally, all employees who are not members of a collective bargaining group and who are 21 years of age or older are eligible to participate in the 401(k) Plan after they complete 1,000 hours or twelve months of service. All eligible executive officers have elected to participate in the 401(k) Plan.

  Eligible employees electing to participate in the 401(k) Plan may defer a portion of their compensation on a pre-tax basis, by contributing a percentage thereof to the 401(k) Plan. There is no minimum contribution, and the maximum contribution is prescribed in Section 401(k) of the Code. Such maximum for 1997 was $9,500 and will be $10,000 in 1998. The Company makes matching contributions equal to 25% of the first 4% of a participating employee's annual salary. Eligible employees who elect to participate in a 401(k) Plan are generally vested in the Company's matching contribution, according to the following schedule: less than one year of service--0%; one year of service-- 20%; two years of service--40%; three years of service--60%; four years of service--80%; and five years of service--100%.

EMPLOYMENT AGREEMENTS AND INDEMNIFICATION AGREEMENTS

  Each of the executive officers of the Company entered into a two-year employment agreement with the Company commencing January 1, 1998. Under the terms of the respective agreements, Messrs. Jack Benun, Mark Benun, Isaac Levy and Stuart Bender are entitled to an annual base salary of $425,000, $300,000, $300,000 and $225,000, respectively, and bonuses, the amounts and payments of which are within the discretion of the Compensation Committee of the Board of Directors. These agreements require each individual to maintain the confidentiality of Company information. In addition, with the exception of Mr. Bender, each of such persons has agreed that during the term of his respective agreement and thereafter for a period of two years, he will not compete with the Company in any state or territory of the United States where the Company does business by engaging in any capacity in a business which is competitive with the business of the Company. Each of the foregoing employment agreements also provides that, for a period of two years following the termination of employment, each such individual shall not solicit the Company's licensors, customers or employees.

  In addition to the foregoing employment contracts, the Company has executed indemnification agreements with each of its executive officers and Directors pursuant to which the Company has agreed to indemnify such parties to the full extent permitted by law, subject to certain exceptions, if such party becomes subject to an action because such party is a Director, officer, employee, agent or fiduciary of the Company.

KEY MAN INSURANCE

  Messrs. Jack Benun, Mark Benun and Isaac Levy are key employees of the Company and the contribution of each of them to the Company has been and will be a significant factor in the Company's future success. The loss of any of them could adversely affect the Company's business and results of operations. The Company maintains, and is the beneficiary of, a life insurance policy on the life of Jack Benun, the face amount of which is $3.0 million. The Company does not maintain key man life insurance on the life of either Mark Benun or Isaac Levy.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  The Company's Board of Directors currently does not, and during 1997 did not, have a Compensation Committee. Consequently, all current Directors participated in deliberations concerning executive officer compensation, including decisions relative to their own compensation in 1997.

  The Company and certain of its subsidiaries have been treated for federal and state income tax purposes as an S Corporation under Sub-chapter S of the Code since 1988. As a result of the Company's status as an S Corporation, the Company's current stockholders, rather than the Company, have been taxed directly on earnings of the Company for federal and certain state income tax purposes, whether or not such earnings were distributed. Immediately prior to the effectiveness of this Offering, the Company will terminate its status as an S Corporation and will thereafter be subject to federal and state income taxes at applicable C corporation rates.

  Prior to the termination of its S Corporation status, the Company intends to declare the S Corporation Distribution to the stockholders of record of the Company on such date. Such stockholders consist solely of Jack Benun, the Company's Chairman of the Board, President and Chief Executive Officer, Mark Benun, the Company's Executive Vice President and Secretary, and Isaac Levy, its Senior Vice President. Such distribution (estimated at $4.2 million as of September 30, 1997) represents substantially all of the Company's remaining undistributed S Corporation earnings and will be evidenced by four-year 5.7% promissory notes to be issued to such stockholders in connection with the termination of the Company's S Corporation status. Of this amount, $2.0 million of the net proceeds from this Offering will be used to make a partial payment of amounts due under such notes. See "Use of Proceeds." The balance of the S Corporation Distribution will be paid in accordance with the terms and provisions of the promissory notes referred to above and will provide for the timely distribution of amounts necessary to pay personal income taxes of the stockholders due on amounts earned by the S Corporations for the period October 1, 1997 through the termination of such S Corporation status. The actual amount of the S Corporation Distribution will be adjusted to include the taxable income of the Company for the period from October 1, 1997 through the day preceding the date on which S Corporation status is terminated, less any state income tax payable by the Company with respect to such income and any distributions made to the current stockholders during that time period ($3.1 million was distributed to the current stockholders in 1997 and 1998 through the date of this Prospectus in the form of dividends to fund their 1996 and 1997 tax liabilities resulting from the Company's status as an S Corporation). S Corporation distributions totalled $711,000 and $721,000 in 1995 and 1996, respectively.

  From time to time, the Company has made loans to Jack Benun, Mark Benun and Isaac Levy and received loans from Jack Benun. All outstanding loans made to such individuals by the Company, totalling $352,691 as of September 30, 1997 will be repaid to the Company prior to the consummation of the Offering. Loans received by the Company from Jack Benun will be repaid to Mr. Benun on the same terms and conditions as those included in the four-year 5.7% promissory notes to be issued in connection with the termination of the Company's S Corporation status.

  Immediately prior to the effectiveness of this Offering, the Company will acquire all of the issued and outstanding shares of certain related entities of the Company, in exchange for shares of Common Stock of the Company, from each of Jack Benun and Mark Benun. Each of Jack Benun and Mark Benun will receive 2,131,250 shares of the Company's Common Stock in exchange for each of their 50.0% ownership interests in each of Happy Kids, Ltd., Talk of the Town Apparel Corp., O.P. Kids, L.L.C., H.O.T. Kidz, L.L.C., Hawk Industries, Inc. and J & B 18 Corp.

  Jack Benun, Mark Benun and Isaac Levy have entered into a stockholders agreement dated January 1, 1998. Such agreement provides tag-along rights to each of the parties thereto in the event that any of the other parties elects to sell his Common Stock. In addition, each party is granted a right of first refusal to purchase any shares of Common Stock offered for sale by any other party to the agreement. Finally, Mark Benun has granted Jack Benun an irrevocable proxy to vote any of the Company's voting securities beneficially owned by Mark Benun for the life of Jack Benun.

                             CERTAIN TRANSACTIONS

  For transactions involving Jack Benun, Mark Benun and Isaac Levy, see "Management--Compensation Committee Interlocks and Insider Participation."

  The Board of Directors of the Company has adopted a policy requiring that any future transactions between the Company and its officers, Directors, principal stockholders and their affiliates be on terms no less favorable to the Company than could be obtained from unrelated third parties and that any such transactions be approved by a majority of the disinterested members of the Company's Board of Directors.

                            PRINCIPAL STOCKHOLDERS

  The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of December 31, 1997, and as adjusted to reflect the sale of the shares of Common Stock offered hereby, by
(i) each person who is known to the Company to own beneficially more than 5.0% of the outstanding shares of Common Stock, (ii) each of the Company's Directors and Named Executives, and (iii) all Directors and executive officers of the Company as a group.

                                                         PERCENTAGE OF
                                                      SHARES BENEFICIALLY
                                                           OWNED(3)
                                            SHARES    ----------------------
DIRECTORS, NAMED EXECUTIVES AND 5%       BENEFICIALLY  BEFORE        AFTER
STOCKHOLDERS(1)                            OWNED(2)   OFFERING     OFFERING
----------------------------------       ------------ ---------    ---------
Jack M. Benun(4)........................  6,587,500         85.0%       [   ]%
Mark J. Benun...........................  3,293,750         42.5        [   ]
Isaac Levy..............................  1,162,500         15.0        [   ]
Stuart Bender...........................        --           --           --
All Directors and executive officers as
 a group (four persons).................  7,750,000        100.0        [   ]

--------
(1) The address of each beneficial owner of more than 5% of the outstanding Common Stock is 100 West 33rd Street, Suite 1100, New York, New York 10001.
(2) Except as set forth in the footnotes to this table and subject to applicable community property law, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by such Stockholder.
(3) Applicable ownership percentage is based on 7,750,000 shares of Common Stock outstanding on December 31, 1997, including the shares issued in the
    Reorganization, and [    ] shares of Common Stock outstanding after the
    completion of this Offering.
(4) Includes 3,293,750 shares of Common Stock owned of record by Mark Benun, as to which shares Jack Benun exercises voting power.

                         DESCRIPTION OF CAPITAL STOCK

  As of December 31, 1997, the Company's authorized capital stock consists of 30,000,000 shares of Common Stock, $.01 par value per share, and 5,000,000 shares of undesignated Preferred Stock, $.01 par value per share. At December 31, 1997, there were 7,750,000 shares of Common Stock issued and outstanding and held of record by three stockholders. There are no shares of Preferred Stock designated or issued.

  The following statements are brief summaries of certain provisions with respect to the Company's capital stock contained in its Certificate of Incorporation and By-Laws, copies of which have been filed as exhibits to the Registration Statement. The following summary is qualified in its entirety by reference thereto.

COMMON STOCK

  Holders of shares of Common Stock are entitled to one vote for each share held of record on matters to be voted on by the stockholders of the Company. Holders of shares of Common Stock will be entitled to receive dividends, subject to the rights of preferred stockholders, if any, when, as and if declared by the Board of Directors (see "Dividend Policy") and to share ratably in the assets of the Company legally available for distribution to its stockholders in the event of the liquidation, dissolution or winding-up of the Company. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. All of the issued and outstanding shares of Common Stock are, and all shares of Common Stock to be sold in this Offering will be, duly authorized, validly issued, fully paid and nonassessable.

PREFERRED STOCK

  The Company's Board of Directors may without further action by the Company's stockholders, from time to time, direct the issuance of shares of Preferred Stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series. The holders of Preferred Stock would normally be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of the Company before any payment is made to the holders of the Common Stock. The Company does not presently intend to issue any series of Preferred Stock.

  The overall effect of the ability of the Company's Board of Directors to issue Preferred Stock may be to render more difficult the accomplishment of mergers or other takeover or change-in-control attempts. To the extent that this ability has this effect, removal of the Company's incumbent Board of Directors and management may be rendered more difficult. Further, this may have an adverse impact on the ability of stockholders of the Company to participate in a tender or exchange offer for the Common Stock and in so doing diminish the market value of the Common Stock. See "Risk Factors--Control by Current Stockholders" and "--Anti-takeover Effect of Certain Charter and By-Law and Other Provisions."

LIMITATION OF DIRECTOR LIABILITY

  The Certificate of Incorporation of the Company limits the liability of Directors of the Company to the Company or its stockholders to the fullest extent permitted by New York law. Specifically, Directors of the Company will not be personally liable for money damages for breach of a duty as a Director, except that a Director shall not be relieved from liability if a judgment or other final adjudication adverse to him establishes that his acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of law, or that such Director personally gained in fact a financial profit or other advantage to which such Director was not legally entitled, or that such Director's acts violated Section 719 of the New York Act (which relates to unlawful declarations of dividends or other distributions of assets to stockholders or the unlawful purchase of shares of the corporation).

ANTI-TAKEOVER PROVISIONS

  The Company is governed by the provisions of Section 912 et seq., of the New York Act, an anti-takeover law. In general, the statute prohibits a publicly-held New York corporation from engaging in a "business combination" with an "interested stockholder" for a period of five years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within five years, did own) 20% or more of the corporation's voting stock. After the five-year waiting period has elapsed, a business combination between a corporation and an interested stockholder will be prohibited unless the business combination is approved by the holders of at least a majority of the voting stock not beneficially owned by the interested stockholder, or unless the business combination otherwise satisfies the provisions of the New York Act. The New York Act's fair price provision is intended to provide that all stockholders (other than the interested stockholders) receive a fair price for their shares.

  The Company's Certificate of Incorporation authorizes the Board of Directors to issue, without stockholder approval, 5,000,000 shares of Preferred Stock with voting, conversion and other rights and preferences that could adversely affect the voting power or other rights of the holders of Common Stock. The issuance of Preferred Stock or of rights to purchase Preferred Stock could be used to discourage an unsolicited acquisition proposal. In addition, the possible issuance of Preferred Stock could discourage a proxy contest, make more difficult the acquisition of a substantial block of the Company's Common Stock or limit the price that investors might be willing to pay in the future for shares of the Company's Common Stock. The Certificate of Incorporation also provides that: (i) the affirmative vote of the holders of at least 80% of the voting power of all outstanding shares of the capital stock of the Company shall be required to adopt, amend or repeal any provision of the bylaws of the Company or the provisions in the Company's Certificate of Incorporation limiting the liability of directors and provisions relating to certain management issues; (ii) stockholders of the Company may not take any action by written consent; (iii) special meetings of stockholders may be called only by the President, the Chairman of the Board or a majority of the Board of Directors and business transacted at any such special meeting shall be limited to matters relating to the purposes set forth in the notice of such special meeting; and (iv) the Board of Directors, when evaluating an offer related to a tender or exchange offer or other business combination, is authorized to give due consideration to any relevant factors, including the social, legal and economic effects upon employees, suppliers, customers, creditors, the community in which the Company conducts its business, and the economy of the state, region and nation. The foregoing provisions of the Certificate of Incorporation could have the effect of delaying, deterring or preventing a change in control of the Company. In the event of a merger or consolidation of the Company with or into another corporation or the sale of all or substantially all of the Company's assets in which the successor corporation does not assume outstanding options or issue equivalent options, the Board of Directors of the Company is required to provide accelerated vesting of outstanding options.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of this Offering, the Company will have outstanding [   ]
shares of Common Stock. Of these shares, the [   ] shares sold in this
Offering will be freely transferable by persons other than affiliates of the Company without restriction or further registration under the Act. The remaining 7,750,000 shares of Common Stock outstanding are "restricted securities" (the "Restricted Shares") within the meaning of Rule 144 under the Act and may not be sold in the absence of registration under the Act unless an exemption from registration is available, including an exemption afforded by Rule 144.

  The Company's current stockholders, Directors and executive officers have entered into "lock-up" agreements with the Representatives of the Underwriters, providing that, subject to certain exceptions, they will not offer, sell or otherwise dispose of any shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of Ladenburg Thalmann & Co. Inc. acting as one of the Representatives of the Underwriters. Following the expiration of the "lock-up" period, all of the Restricted Shares will be eligible for resale in the public market pursuant to Rule 144, subject to certain limitations described below.

  Rule 144, as currently in effect, provides that an affiliate of the Company or a person (or persons whose sales are aggregated) who has beneficially owned Restricted Shares for at least one year, or a non-affiliate who has beneficially owned Restricted Shares for at least one year but less than two years, is entitled to sell, commencing 90 days after the date of this Prospectus, within any three-month period, a number of shares that does not exceed the greater of one percent of the then outstanding shares of Common
Stock ([   ] shares immediately after this Offering) or the average weekly trading volume in the Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 also are subject to certain manner-of-sale provisions, notice requirements and the availability of current public information about the Company. However, a person who is not an affiliate of the Company at any time during the three months preceding a sale, and who has beneficially owned Restricted Shares for at least two years, is entitled to sell such shares under Rule 144 without regard to the limitations described above.

  As of the date of this Prospectus, there were no outstanding options to purchase shares of Common Stock.

  Since there has been no public market for shares of the Common Stock prior to this Offering, the Company is unable to predict the effect that sales made pursuant to Rule 144, or otherwise, may have on the prevailing market price at such times for shares of the Common Stock. Nevertheless, sales of a substantial amount of the Common Stock in the public market, or the perception that such sales could occur, could adversely affect the market prices. See "Risk Factors--Shares Eligible for Future Sale."

                                 UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement, a copy of which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part, the underwriters named below (the "Underwriters"), have severally, and not jointly, agreed, through Ladenburg Thalmann & Co. Inc. and Cruttenden Roth Incorporated, the Representatives of the Underwriters (the "Representatives"), to purchase from the Company, and the Company has agreed to sell to the Underwriters, the aggregate number of shares of Common Stock set forth opposite their respective names:

                                                                       NUMBER OF
   UNDERWRITER                                                          SHARES
   -----------                                                         ---------
   Ladenburg Thalmann & Co. Inc. .....................................
   Cruttenden Roth Incorporated.......................................
                                                                         -----
       Total..........................................................   [   ]
                                                                         =====

  The Underwriters are committed to take and to pay for all of the shares of Common Stock offered hereby (other than the shares covered by the over-allotment option described below), if any are purchased.

  The Underwriters have advised the Company that they propose to offer all or part of the Common Stock offered directly to the public initially at the price to the public set forth on the cover page of this Prospectus, that they may offer shares to certain dealers at a price that represents a concession of not more than $[ ] per share, and that the Underwriters may allow, and such dealers may reallow, a concession of not more than $[ ] per share to certain other dealers. After the Offering, the price to the public and the concessions may be changed from time to time by the Representatives.

  The Company has granted to the Underwriters an option, exercisable within 30
days after the date of this Prospectus, to purchase up to [   ] additional
shares of Common Stock at the initial public offering price, less the underwriting discount set forth on the cover page of this Prospectus. The Underwriters may exercise such option solely to cover over-allotments, if any, made in connection with the sale of the shares offered hereby. To the extent the Underwriters exercise such option, each of the Underwriters will be committed, subject to certain conditions, to purchase the same percentage thereof as the percentage of the initial shares to be purchased by that Underwriter.

  The Company and certain shareholders have agreed to indemnify the Underwriters and certain related persons against certain liabilities, including certain liabilities under the Act, and to contribute to payments the Underwriters may be required to make in respect thereof.

  The Company and its Directors, officers and all holders of the Common Stock have agreed that they will not, directly or indirectly, offer, sell or otherwise dispose of any equity securities of the Company or any securities convertible into or exchangeable for, or any rights to purchase or acquire, equity securities of the Company for a period of 180 days after the date of this Prospectus, without the prior written consent of Ladenburg Thalmann & Co. Inc.

  Prior to the Offering, there has been no public market for the Common Stock. The initial offering price was determined by negotiations between the Company and the Representatives. Among the factors considered in such negotiations were the Company's historical results of operations and financial condition, prospects for the Company and for the industry in which the Company operates, the Company's capital structure and the general condition of the securities market.

  The Representatives have informed the Company that the Underwriters do not expect sales to discretionary accounts to exceed 5% of the total number of shares offered hereby, and the Representatives do not intend to confirm sales of shares to any account over which they exercise discretionary authority.

  In connection with the Offering, the Underwriters may over-allot or affect transactions which stabilize or maintain the market price of the Common Stock at a level above that which might otherwise prevail in the open market. Such transactions may be effected on the Nasdaq National Market or otherwise. Such stabilizing, if commenced, may be discontinued at any time.

  The Company has granted Ladenburg Thalmann & Co. Inc., one of the Representatives of the Underwriters, a right of first refusal to act as a manager or placement agent in connection with any public or private offering of equity, debt or convertible securities the Company may undertake in the period ending two years from the consummation of this Offering.

  BDO Seidman has provided financial consulting services to the Company. Upon consummation of this Offering the Company will pay to BDO Seidman a fee for such services not to exceed 1% of the gross proceeds from this Offering, less amounts paid to date.

  Application has been made to have the Common Stock quoted on the Nasdaq National Market under the trading symbol "HKID."

                                 LEGAL MATTERS

  Certain legal matters in connection with the legality of the shares offered by this Prospectus will be passed upon for the Company by Buchanan Ingersoll, Princeton, New Jersey. Certain legal matters in connection with the Offering will be passed upon for the Underwriters by Rosenman & Colin LLP, New York, New York.

                                    EXPERTS

  The audited Consolidated Financial Statements of the Company included in this Prospectus have been included herein and in the Registration Statement in reliance upon the report of Grant Thornton LLP, independent certified public accountants, appearing elsewhere herein and upon the authority of said firm as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (the "Registration Statement") of which this Prospectus is a part, under the Act and the rules and regulations promulgated thereunder, with respect to the shares of Common Stock offered pursuant to this Prospectus. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements contained in this Prospectus as to the content of any contract, agreement or other document referred to herein are not necessarily complete, and in each instance reference is made to the copy of such contract, agreement or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

  For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and such schedules and exhibits, copies of which may be examined without charge at, or copies obtained upon payment of prescribed fees from, the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549, and will also be available for inspection and copying at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Such material may also be accessed electronically by means of the Commission's website on the Internet at http://www.sec.gov.

  The Company intends to furnish to its stockholders annual reports containing Consolidated Financial Statements audited by its independent public accountants and quarterly reports containing unaudited Consolidated Financial Statements for three quarters of each fiscal year.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
Report of Independent Certified Public Accountants......................... F-2
Financial Statements
  Consolidated Balance Sheets.............................................. F-3
  Consolidated Statements of Operations.................................... F-4
  Consolidated Statement of Stockholders' Equity........................... F-5
  Consolidated Statements of Cash Flows.................................... F-6
  Notes to Consolidated Financial Statements............................... F-7
  Schedule II--Valuation and Qualifying Accounts........................... F-19

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
 Happy Kids Inc.

  We have audited the accompanying consolidated balance sheets of Happy Kids Inc. and subsidiaries as of December 31, 1995 and 1996 and as of September 30, 1997, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996 and for the nine months ended September 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Happy Kids Inc. and subsidiaries as of December 31, 1995 and 1996 and September 30, 1997, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 1996 and for the nine months ended September 30, 1997, in conformity with generally accepted accounting principles.

  We have also audited Schedule II of Happy Kids Inc. and subsidiaries as of and for the three years ended December 31, 1996 and for the nine months ended September 30, 1997. In our opinion, this schedule presents fairly, in all material respects, the information required to be set forth therein.

New York, New York
November 17, 1997 (except for Notes
 H and N, as to which the date is
 January 1, 1998)

  The foregoing auditors' report is the form which will be signed upon consummation of the transaction described in Note A to the financial statements.

/s/ Grant Thornton LLP
----------------------
Grant Thornton LLP


January 13, 1998
New York, New York

                                HAPPY KIDS INC.

                          CONSOLIDATED BALANCE SHEETS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                     PRO FORMA
                                                                   SEPTEMBER 30,
                           DECEMBER 31, DECEMBER 31, SEPTEMBER 30,     1997
                               1995         1996         1997        (NOTE O)
                           ------------ ------------ ------------- -------------
                                                                    (UNAUDITED)
         ASSETS
CURRENT ASSETS:
  Cash...................    $   283      $   674       $   619       $   619
  Due from factor........        --        16,925        25,132        25,132
  Accounts receivable-
   trade (net of
   allowance for doubtful
   accounts of $274, $486
   and $841 at December
   31, 1995 and 1996 and
   September 30, 1997,
   respectively).........     11,817        1,084           599           599
  Inventories............     15,156        9,488         8,615         8,615
  Due from stockholders..        527          405           353           353
  Other current assets...      2,971        2,696         1,939         1,939
                             -------      -------       -------       -------
   Total current assets..     30,754       31,272        37,257        37,257
FIXED ASSETS-NET.........      1,627        1,732         1,532         1,532
OTHER ASSETS:
  Due from stockholders..        597          410           --            --
  Other..................        590          572           519           519
                             -------      -------       -------       -------
   Total other assets....      1,187          982           519           519
                             -------      -------       -------       -------
   Total assets..........    $33,568      $33,986       $39,308       $39,308
                             =======      =======       =======       =======
     LIABILITIES AND
   STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Due to bank............    $21,340      $19,732       $27,292       $27,292
  Current portion-capital
   lease obligations.....         25           55            43            43
  Accounts payable and
   accrued liabilities...      6,129        6,258         4,673         4,673
  Due to stockholders....        --           --            --          2,000
                             -------      -------       -------       -------
   Total current
    liabilities..........     27,494       26,045        32,008        34,008
DEFERRED RENT PAYABLE....        700          740           603           603
CAPITAL LEASE
 OBLIGATIONS.............         26           68            39            39
DUE TO STOCKHOLDERS......      1,500        1,560         1,400         3,570
COMMITMENTS AND
 CONTINGENCIES
STOCKHOLDERS' EQUITY:
  Preferred stock-5,000
   shares authorized,
   $.01 par value; no
   shares issued and
   outstanding...........        --           --            --            --
  Common stock-30,000
   shares authorized,
   $.01 par value; 7,750
   shares issued and
   outstanding at
   December 31, 1995 and
   1996 and September 30,
   1997, respectively....         78           78            78            78
  Additional paid-in
   capital...............      1,041        1,119         1,119         1,119
  Retained earnings
   (deficit).............      2,729        4,376         4,061          (109)
                             -------      -------       -------       -------
   Total stockholders'
    equity...............      3,848        5,573         5,258         1,088
                             -------      -------       -------       -------
   Total liabilities and
    stockholders'
    equity...............    $33,568      $33,986       $39,308       $39,308
                             =======      =======       =======       =======

        The accompanying notes are an integral part of these statements.

                                HAPPY KIDS INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                             NINE MONTHS ENDED
                                  YEAR ENDED DECEMBER 31,      SEPTEMBER 30,
                                  ------------------------- -------------------
                                   1994     1995     1996      1996      1997
                                  -------  -------  ------- ----------- -------
                                                            (UNAUDITED)
Net sales........................ $74,520  $79,828  $90,723   $70,061   $77,328
Cost of goods sold...............  59,244   65,036   69,886    53,965    58,662
                                  -------  -------  -------   -------   -------
  Gross profit...................  15,276   14,792   20,837    16,096    18,666
Operating expenses:
  Selling, design and shipping...   5,962    7,986    7,686     5,768     6,634
  General and administrative.....   6,358    6,830    7,684     5,834     6,445
                                  -------  -------  -------   -------   -------
    Total operating expenses.....  12,320   14,816   15,370    11,602    13,079
                                  -------  -------  -------   -------   -------
    Operating earnings (loss)....   2,956      (24)   5,467     4,494     5,587
Interest expense, net............   1,631    2,375    2,980     2,203     2,522
                                  -------  -------  -------   -------   -------
    Income (loss) before income
     taxes.......................   1,325   (2,399)   2,487     2,291     3,065
Income taxes (benefit)...........    (108)    (757)     119       111       373
                                  -------  -------  -------   -------   -------
    Net income (loss)............ $ 1,433  $(1,642) $ 2,368   $ 2,180   $ 2,692
                                  =======  =======  =======   =======   =======
Pro forma data (unaudited):
  Historical income before
   provision for income taxes....                   $ 2,487             $ 3,065
  Provision for income taxes.....                       990               1,277
                                                    -------             -------
    Net income...................                   $ 1,497             $ 1,788
                                                    =======             =======
Pro forma net income per share...                   $                   $
                                                    =======             =======
Weighted average common shares
 outstanding.....................


        The accompanying notes are an integral part of these statements.

                                HAPPPY KIDS INC.

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                  YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996
                    AND NINE MONTHS ENDED SEPTEMBER 30, 1997
                                 (IN THOUSANDS)

                                              COMMON STOCK  ADDITIONAL
                                              -------------  PAID-IN   RETAINED
                                              SHARES AMOUNT  CAPITAL   EARNINGS
                                              ------ ------ ---------- --------
Balance at January 1, 1994................... 7,750   $ 78    $  927   $ 4,467
  Waived payment of interest on stockholder's
   note......................................   --     --         49       --
  Dividends..................................   --     --        --       (818)
  Net income.................................   --     --        --      1,433
                                              -----   ----    ------   -------
Balance at December 31, 1994................. 7,750     78       976     5,082
  Waived payment of interest on stockholder's
   note......................................   --     --         65       --
  Dividends..................................   --     --        --       (711)
  Net loss...................................   --     --        --     (1,642)
                                              -----   ----    ------   -------
Balance at December 31, 1995................. 7,750     78     1,041     2,729
  Waived payment of interest on stockholder's
   note......................................   --     --         78       --
  Dividends..................................   --     --        --       (721)
  Net income.................................   --     --        --      2,368
                                              -----   ----    ------   -------
Balance at December 31, 1996................. 7,750     78     1,119     4,376
  Dividends..................................   --     --        --     (3,007)
  Net income.................................   --     --        --      2,692
                                              -----   ----    ------   -------
Balance at September 30, 1997................ 7,750   $ 78    $1,119   $ 4,061
                                              =====   ====    ======   =======


         The accompanying notes are an integral part of this statement.

                                HAPPY KIDS INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                            NINE MONTHS ENDED
                               YEAR ENDED DECEMBER 31,        SEPTEMBER 30,
                               --------------------------  -------------------
                                1994     1995      1996       1996      1997
                               -------  -------  --------  ----------- -------
                                                           (UNAUDITED)
Cash flows from operating
 activities:
 Net income (loss)............ $ 1,433  $(1,642) $  2,368   $  2,180   $ 2,692
 Adjustments to reconcile net
  income (loss) to net cash
  (used in) provided by
  operating activities:
  Depreciation and
   amortization...............     211      232       388        223       260
  Provision for losses on
   accounts receivable........      20      112       212        159       355
  Deferred income taxes.......    (222)    (130)       (8)       --         99
  Noncash interest expense....      49       65        78         59       --
  Changes in operating assets
   and liabilities:
    Accounts receivable.......  (1,550)     335    10,521     12,306       131
    Due from factor...........     --       --    (16,925)   (22,843)   (8,207)
    Inventories...............   1,212   (4,702)    5,669      5,407       872
    Other current assets......    (476)    (463)     (471)      (955)      536
    Other assets..............     --        19        22         20        12
    Accounts payable and
     accrued liabilities......  (1,763)     857       919     (1,890)   (1,558)
    Due from stockholders.....    (331)    (793)      308        477       463
                               -------  -------  --------   --------   -------
 Net cash (used in) provided
  by operating activities.....  (1,417)  (6,110)    3,081     (4,857)   (4,345)
                               -------  -------  --------   --------   -------
Cash flows from investing
 activities:
 Acquisition of fixed assets..    (283)    (578)     (378)      (206)      (60)
                               -------  -------  --------   --------   -------
Cash flows from financing
 activities:
 Net borrowings under line of
  credit......................   2,385    6,630    (1,608)     5,053     7,560
 Payments on capital lease....      14      (11)      (43)       (30)      (43)
 Borrowings from
  stockholders................     300      300        60        200      (160)
 Dividends paid...............    (818)    (711)     (721)       (60)   (3,007)
                               -------  -------  --------   --------   -------
    Net cash provided by (used
     in) financing
     activities...............   1,881    6,208    (2,312)     5,163     4,350
                               -------  -------  --------   --------   -------
    NET INCREASE (DECREASE) IN
     CASH.....................     181     (480)      391        100       (55)
Cash at beginning of year.....     582      763       283        283       674
                               -------  -------  --------   --------   -------
Cash at end of year........... $   763  $   283  $    674   $    383   $   619
                               =======  =======  ========   ========   =======

        The accompanying notes are an integral part of these statements.

                                HAPPY KIDS INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       DECEMBER 31, 1994, 1995 AND 1996 AND SEPTEMBER 30, 1996 AND 1997
           (INFORMATION RELATING TO SEPTEMBER 30, 1996 IS UNAUDITED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE A--SUMMARY OF ACCOUNTING POLICIES

  The Company was incorporated in 1988 in New York under the name O'Boy Inc. and changed its name to Happy Kids Inc. (the "Company") in December 1997. Historically, the Company operated as separate business entities, with the first of such entities commencing operations in 1979, all under the common ownership of the stockholders of the Company. Immediately prior to the effectiveness of the Proposed Initial Public Offering as described in Note N, all of such separate entities shall become wholly-owned subsidiaries of the Company. All share and per share amounts have been restated to retroactively reflect the reorganization.

  The accompanying Consolidated Financial Statements include the consolidated accounts of the Company and its wholly-owned subsidiaries to reflect the reorganization as stated above. All significant intercompany accounts and transactions have been eliminated in consolidation.

  The Company is a leading designer and marketer of high-quality, custom-designed children's apparel. The Company's revenues are derived from the sale of children's apparel.

  A summary of the significant accounting policies consistently applied in the preparation of the accompanying Consolidated Financial Statements follows:

 1. Revenue Recognition

  Sales are recognized when merchandise is shipped to customers.

 2. Inventories

  Inventories, consisting primarily of finished goods, are stated at the lower of cost or market. One subsidiary determines cost by the last-in, first-out ("LIFO") method which represented approximately $3,913, $1,637 and $1,655, of total inventory at December 31, 1995, 1996 and at September 30, 1997, respectively. The other subsidiaries determine cost by the first-in, first-out ("FIFO") method.

 3. Depreciation and Amortization

  The Company depreciates fixed assets over their estimated useful lives by the straight-line method. Leasehold improvements are depreciated over their expected useful life or the life of the respective leases, whichever is shorter.

  The following are the estimated lives of the Company's fixed assets:

      Furniture and fixtures  5 years to 10 years
      Equipment               5 years to 10 years
      Leasehold improvements  up to 10 years

                                HAPPY KIDS INC.

       DECEMBER 31, 1994, 1995 AND 1996 AND SEPTEMBER 30, 1996 AND 1997
           (INFORMATION RELATING TO SEPTEMBER 30, 1996 IS UNAUDITED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


 4. Cash and Cash Equivalents

  Cash and cash equivalents include cash on hand and demand deposits.

  Supplemental disclosures of cash flow information:

                                                              NINE MONTHS ENDED
                                      YEAR ENDED DECEMBER 31,   SEPTEMBER 30,
                                      ----------------------- -----------------
                                       1994    1995    1996     1996     1997
                                      ------- ------- ------- -------- --------
Cash paid during the year for
  Interest........................... $ 1,617 $ 2,311 $ 2,711 $  1,986 $  2,225
  Income taxes.......................     608     116     280      274      122

  Noncash investing and financing activities:

  For the years ended December 31, 1995 and 1996, the Company acquired equipment totalling approximately $115 and $49, respectively, under capital leases.

 5. Income Taxes

  Deferred income taxes are determined based on the difference between the tax basis of an asset or liability and its reported amount in the financial statements using enacted tax rates for the year in which the differences are expected to reverse.

  The principal types of differences between assets and liabilities for financial statement and tax return purposes giving rise to deferred income taxes are accrued expenses, accumulated depreciation, certain costs capitalized to inventory and allowance for doubtful accounts. A deferred tax asset has been recorded for these differences.

  Through December 31, 1996, the Company filed separate income tax returns for its subsidiaries. Two wholly-owned subsidiaries which incurred approximately $(893), $(2,163), $(508), $(649) and $918 of pretax (loss) income for the years ended December 31, 1994, 1995 and 1996 and for the nine months ended September 30, 1996 and 1997, respectively, were C Corporations and, accordingly, were taxed or received tax benefits at the appropriate corporate Federal and state rates. The remaining subsidiaries are S Corporations or LLCs and income taxes on the earnings are paid personally by the stockholders of these companies pursuant to an election for Federal income tax purposes not to be taxed as a corporation. Accordingly, no provision has been made in the accompanying financial statements for Federal income taxes on the net earnings of these companies. Instead, the stockholders report their pro rata share of corporate taxable income or loss on their respective individual tax returns. A provision for state income taxes is made for those states not recognizing S Corporation status.

  The S Corporation and Partnership status will terminate immediately prior to the effective date of the Initial Public Offering. (See Note N.) The Company will convert to a C Corporation and will be subject to both Federal and state income taxes and will file a consolidated Federal income tax return. Any income tax adjustment required as a result of the conversion will be reflected in the period in which it becomes effective. (See Note O.)

                                HAPPY KIDS INC.

       DECEMBER 31, 1994, 1995 AND 1996 AND SEPTEMBER 30, 1996 AND 1997
           (INFORMATION RELATING TO SEPTEMBER 30, 1996 IS UNAUDITED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


 6. Use of Estimates

  In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

 7. Fair Value of Financial Instruments

  Due to the short-term nature of the bank loans, the fair value of the Company's due to bank approximates carrying value. Furthermore, the carrying value of all other financial instruments potentially subject to valuation risk (principally consisting of cash, accounts receivable, due from factor and accounts payable) also approximates fair value.

 8. Interim Financial Statements

  The Consolidated Financial Statements at September 30, 1996 and for the nine months ended September 30, 1996 are unaudited. In the opinion of the Company, the unaudited Consolidated Financial Statements at September 30, 1996 and for the nine months ended September 30 1996, include all adjustments, consisting only of normal recurring adjustments necessary for a fair presentation of the financial position and results of operations for such periods.

 9. Future Effect of Recently Issued Accounting Pronouncements

  The Financial Accounting Standards Board ("FASB") has issued Statement of Financial Accounting Standards No. 128 ("SFAS No. 128"), "Earnings Per Share," which is effective for financial statements for periods ending after December 15, 1997. Early adoption of the new standard is not permitted. The new standard eliminates primary and fully diluted earnings per share and requires presentation of basic and diluted earnings per share together with disclosure of how the per share amounts were computed. The effect of adopting this standard is not expected to have a material impact on earnings per share presented in the financial statements.

  In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," which is effective for the Company's fiscal year ending December 31, 1998. The statement addresses the reporting and displaying of comprehensive income and its components. Earnings per share will only be reported for net income and not for comprehensive income. Adoption of SFAS No. 130 is not expected to have a material effect on the Company's financial statement disclosures.

  In June 1997, the FASB also issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," which is effective for the Company's fiscal year ending December 31, 1998. The statement changes the way public companies report information about segments of their business in their annual financial statements and requires them to report selected segment information in their quarterly reports. Adoption of SFAS No. 131 is not expected to have a material effect on the Company's financial statement disclosures.

                                HAPPY KIDS INC.

        DECEMBER 31, 1994 1995 AND 1996 AND SEPTEMBER 30, 1996 AND 1997
           (INFORMATION RELATING TO SEPTEMBER 30, 1996 IS UNAUDITED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


 10. Reclassification

  Certain prior year amounts have been reclassified to conform to the 1997 presentation.

NOTE B--INVENTORIES

  Inventories consist of the following finished goods:

                                                  DECEMBER 31,
                                                 ----------------  SEPTEMBER 30,
                                                  1995     1996        1997
                                                 -------  -------  -------------
   Warehouse.................................... $ 9,735  $ 5,947     $6,545
   In-transit and overseas......................   7,098    4,709      2,559
   LIFO valuation allowance.....................  (1,677)  (1,168)      (489)
                                                 -------  -------     ------
                                                 $15,156  $ 9,488     $8,615
                                                 =======  =======     ======

--------
  The following is a summary of the differences in inventories and earnings had the first-in, first-out ("FIFO") method of inventory valuation been used by one of the Company's subsidiaries, instead of the LIFO method:

  (1) Inventories at December 31, 1995 and 1996 and at September 30, 1997 would have been higher by approximately $1,677, $1,168, and $489, respectively.
  (2) Earnings before income taxes for the years ended December 31, 1994, 1995 and 1996 and for the nine months ended September 30, 1996 and 1997 would have decreased by approximately $14, $97, $509, $683 and $679, respectively.
  (3) Net earnings for the years ended December 31, 1994, 1995 and 1996 and for the nine months ended September 30, 1996 and 1997 would have decreased by approximately $8, $55, $288, $388 and $385, respectively.
  (4) For the year ended December 31, 1996 and for the nine months ended September 30, 1996 and 1997, the liquidation of LIFO inventories decreased cost of sales and, therefore, increased income before taxes by $521, $696, and $1,022, respectively.

NOTE C--FACTORED ACCOUNTS RECEIVABLE--WITHOUT RECOURSE AS TO CREDIT RISK

  The Company has an agreement with a commercial finance company which provides for the factoring of trade accounts receivable. The factoring charge amounts to 0.55% of the receivables assigned. Factor charges for the year ended December 31, 1996 and for the nine months ended September 30, 1996 and 1997 were approximately $643, $497 and $542, respectively. The commercial finance company also guarantees the Company's letters of credit and issues letters of guarantee to company suppliers. The commercial finance company has a first lien on all of the Company's tangible assets as collateral for all of its obligations under the financing agreement. Advances and loans under the agreement bear interest at 1% above the prime rate.

  The aggregate amounts of such guarantees and advances are limited by formula based upon the uncollected balance of 85% of eligible factored receivables, and 50% of eligible inventory collateral, plus 50% of letters of credit outstanding, and 25% of open letters of credit and any overadvance amount permitted by the lender. At December 31, 1996 and at September 30, 1997, the maximum amount of guarantees and advances permitted by such formula was approximately $30,534 and $31,714, respectively.

                                HAPPY KIDS INC.

       DECEMBER 31, 1994, 1995 AND 1996 AND SEPTEMBER 30, 1996 AND 1997
           (INFORMATION RELATING TO SEPTEMBER 30, 1996 IS UNAUDITED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


  Accounts receivable are factored without recourse as to credit risk but with recourse for any claims by the customer for adjustments in the normal course of business relating to price errors, shortages, etc. The uncollected balance of receivables held by the commercial finance company amounted to approximately $16,925 at December 31, 1996 and $25,132 at September 30, 1997.

NOTE D--OTHER CURRENT ASSETS

  Included in other current assets is the following:

                                                     DECEMBER 31,
                                                     ------------- SEPTEMBER 30,
                                                      1995   1996      1997
                                                     ------ ------ -------------
   Advances to suppliers and others................. $  892 $1,488    $  946
   Prepaid and refundable income taxes..............  1,053    304       141
   Prepaid expenses and other.......................    878    753       758
   Deferred income taxes............................    148    151        94
                                                     ------ ------    ------
                                                     $2,971 $2,696    $1,939
                                                     ====== ======    ======

NOTE E--FIXED ASSETS

  Fixed assets recorded at cost consist of the following:

                             DECEMBER 31,
                             ------------- SEPTEMBER 30,
                              1995   1996      1997
                             ------ ------ -------------
   Furniture and fixtures..  $  819 $  869    $  883
   Equipment...............     771    602       646
   Leasehold improvements..     962  1,157     1,158
                             ------ ------    ------
                              2,552  2,628     2,687
   Less accumulated
    depreciation and
    amortization...........     925    896     1,155
                             ------ ------    ------
                             $1,627 $1,732    $1,532
                             ====== ======    ======

NOTE F--DUE TO BANK

  The Company has a $42,000 financing agreement with several banks that expires on December 31, 1998, subject to annual renewals (adjusted seasonally to $47,000 for the period January 1, 1998 through April 30, 1998). The first $5,000 of borrowings under this line of credit bears interest at the prime rate plus 4% (12.5% at September 30, 1997). The remaining borrowings bear interest at the prime rate plus 1% (9.5% at September 30, 1997). Borrowings are collateralized by substantially all of the assets of the Company. In addition, the stockholders have personally guaranteed the debt. At December 31, 1996 and at September 30, 1997, the Company has borrowed $19,732 and $27,292, respectively, under this line. The agreement provides for various restrictive financial covenants, including the requirement to maintain minimum tangible net worth and working capital levels. At September 30, 1997, the Company was not in compliance with certain financial covenants for which the Company has obtained a waiver.

                                HAPPY KIDS INC.

       DECEMBER 31, 1994, 1995 AND 1996 AND SEPTEMBER 30, 1996 AND 1997
           (INFORMATION RELATING TO SEPTEMBER 30, 1996 IS UNAUDITED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE G--ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

  Accounts payable and accrued liabilities consist of the following:

                                                     DECEMBER 31,
                                                     ------------- SEPTEMBER 30,
                                                      1995   1996      1997
                                                     ------ ------ -------------
   Accounts payable................................. $5,673 $5,280    $3,548
   Accrued liabilities..............................    396    895       897
   Income taxes payable.............................     60     83       228
                                                     ------ ------    ------
                                                     $6,129 $6,258    $4,673
                                                     ====== ======    ======

NOTE H--TRANSACTIONS WITH STOCKHOLDERS

  Notes payable to stockholder consist of:

                                                     DECEMBER 31,
                                                     ------------- SEPTEMBER 30,
                                                      1995   1996      1997
                                                     ------ ------ -------------
   7% loan payable.................................. $  300 $  160    $  --
   7% due to stockholder............................  1,200  1,400     1,400
                                                     ------ ------    ------
                                                     $1,500 $1,560    $1,400
                                                     ====== ======    ======

  Interest expense on these notes for the years ended December 31, 1994, 1995 and 1996 and for the nine months ended September 30, 1996 and 1997 was approximately $74, $95, $107, $80 and $74, respectively. Interest totalling $49, $65, $78 and $59 for the years ended December 31, 1994, 1995 and 1996 and for the nine months ended September 30, 1996, respectively, was waived and recorded as additional paid-in capital.

  The three principal stockholders have entered into a stockholders' agreement dated January 1, 1998. Such agreement provides tag-along rights to each of the parties thereto in the event that any of the other parties elect to sell their common stock under certain circumstances. In addition, each party is granted a right of first refusal to purchase any shares of common stock offered for sale by any other party to the agreement.

  For the years ended December 31, 1994, 1995 and 1996 and for the nine months ended September 30, 1996 and 1997, the Company contributed $0, $143, $127, $99 and $165, respectively, to a charitable foundation managed by an executive of the Company.

                                HAPPY KIDS INC.

        DECEMBER 31, 1994 1995 AND 1996 AND SEPTEMBER 30, 1996 AND 1997
           (INFORMATION RELATING TO SEPTEMBER 30, 1996 IS UNAUDITED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE I--COMMITMENTS AND CONTINGENCIES

  The Company leases showroom, office and warehouse facilities through May 31, 2006 at the following minimum annual rentals:

              YEAR ENDING SEPTEMBER 30,            AMOUNT
              -------------------------            ------
              1998................................ $1,013
              1999................................  1,011
              2000................................    845
              2001................................    670
              2002................................    670
              Thereafter..........................  2,456
                                                   ------
                                                   $6,665
                                                   ======

  Rent expense for the years ended December 31, 1994, 1995 and 1996 and for the nine months ended September 30, 1996 and 1997 was approximately $1,140, $1,385, $978, $735 and $735, respectively.

  At September 30, 1997, the Company is contingently liable under open letters of credit in the amount of approximately $11,184.

  The Company has entered into royalty agreements that provide for royalty payments from 6% to 12% of net sales of licensed products. The Company incurred royalty expense (included in cost of goods sold) of approximately $1,419, $2,339, $3,685, $2,733 and $2,854 for the years ended December 31,
1994, 1995 and 1996 and the nine months ended September 30, 1996 and 1997, respectively. Based on minimum sales requirements, future minimum royalty payments required under these agreements are:

              YEAR ENDING SEPTEMBER 30,            AMOUNT
              -------------------------            ------
              1998................................ $1,713
              1999................................  1,771
              2000................................  1,555
              2001................................    428
              2002................................    218
              Thereafter..........................    163
                                                   ------
                                                   $5,848
                                                   ======

                                HAPPY KIDS INC.

       DECEMBER 31, 1994, 1995 AND 1996 AND SEPTEMBER 30, 1996 AND 1997
           (INFORMATION RELATING TO SEPTEMBER 30, 1996 IS UNAUDITED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE J--CAPITAL LEASE OBLIGATIONS

  Included in fixed assets, as of September 30, 1997, is approximately $215 relating to amounts capitalized under certain equipment leases. Accumulated depreciation under capital leases, at September 30, 1997, was approximately $95. The present values of minimum future obligations have been calculated based on interest rates at the inception of the lease. The following schedule sets forth the future minimum lease payments under capital leases at September 30, 1997:

     YEAR ENDING SEPTEMBER 30,
     -------------------------
     1998.................................................................. $47
     1999..................................................................  35
     2000..................................................................   8
                                                                            ---
     Net minimum lease payments............................................  90
     Less amount representing interest.....................................  (8)
                                                                            ---
     Present value of minimum lease obligations............................ $82
                                                                            ===

NOTE K--EMPLOYEE BENEFIT PLAN

  The Company has established a 401(k) Profit Sharing Plan covering substantially all eligible employees. The plan allows employees to defer a percentage of their annual earnings subject to limitation of Section 401(m) of the Internal Revenue Code.

  The plan provides that the Company can make discretionary contributions. These contributions are to be allocated to the participant based on the participant's compensation in proportion to the compensation of all participants. The Company's contribution to the plan for the years ended December 31, 1994, 1995 and 1996 and the for nine months ended September 30, 1996 and 1997 was approximately $25, $27, $31, $23 and $30, respectively.

NOTE L--CONCENTRATIONS

  During the years ended December 31, 1994, 1995 and 1996 and the nine months ended September 30, 1996 and 1997, approximately 52%, 41%, 40%, 40% and 41%, respectively, of total purchases of the Company were made from companies located in one overseas country. In addition, for the years ended December 31, 1995 and 1996 and for the nine months ended September 30, 1996 and 1997, 35%, 37%, 37% and 28%, respectively, of total purchases of the Company were made from companies located in a second overseas country. In addition, the Company relied on a single manufacturer for 11%, 23%, 24% and 11% of the Company's production for the years ended December 31, 1995 and 1996 and the nine months ended September 30, 1996 and 1997, respectively. The Company's import operations are subject to constraints imposed by bilateral textile agreements between the United States and a number of foreign countries. These agreements impose quotas on the amount and types of goods which can be imported into the United States from these countries. The Company's operations may be adversely affected by political instability, resulting in the disruption of trade from foreign countries in which the Company's contractors and suppliers are located, the imposition of additional regulations relating to imports or duties, taxes, quotas and other charges on imports. The Company is unable to predict whether any additional regulations, duties, taxes, quotas or other charges may be imposed on the importation of its products. The assessment of any of these items could result in increases in the cost of such imports and affect sales and profitability. In addition,

                                HAPPY KIDS INC.

       DECEMBER 31, 1994, 1995 AND 1996 AND SEPTEMBER 30, 1996 AND 1997
           (INFORMATION RELATING TO SEPTEMBER 30, 1996 IS UNAUDITED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

the failure of manufacturers to ship some or all of the Company's orders on time could impact the Company's ability to deliver products to its customers. The Company does not have long-term contracts with any of its contract manufacturers. The Company believes that alternate sources of manufacturing are available if the need were to arise, although any substantial delay in locating, or inability to locate, acceptable alternate sources of manufacturing could have a material adverse effect on the Company's business, financial condition and results of operations.

  The Company's sales are made principally to department stores, mid-tier distributors and mass market retailers of children's apparel. Sales to customers that represent more than 10% of the Company's net sales are as follows:

   Nine months ended September 30, 1997........................ 15%, 13% and 12%
   Nine months ended September 30, 1996........................ 22% and 15%
   Year ended December 30, 1996................................ 22% and 13%
   Year ended December 30, 1995................................ 18%, 13% and 10%
   Year ended December 30, 1994................................ 21% and 14%

  The Company estimates an allowance for doubtful accounts based on the creditworthiness of their customers as well as general economic conditions. Consequently, an adverse change in those conditions could affect the Company's estimate.

NOTE M--INCOME TAXES

  The components of income tax expense (benefit) are summarized as follows:

                                                                   NINE MONTHS
                                                                      ENDED
                                      YEAR ENDED DECEMBER 31,     SEPTEMBER 30,
                                     ---------------------------  -------------
                                       1994      1995     1996     1996   1997
                                     --------  --------  -------  ------ ------
   Current
     Federal........................ $   (117) $   (686) $    17  $   15 $  370
     State and city.................      231        59      109      96    (96)
                                     --------  --------  -------  ------ ------
                                          114      (627)     126     111    274
   Deferred.........................     (222)     (130)      (7)    --      99
                                     --------  --------  -------  ------ ------
                                     $   (108) $   (757) $   119  $  111 $  373
                                     ========  ========  =======  ====== ======

                                HAPPY KIDS INC.

       DECEMBER 31, 1994, 1995 AND 1996 AND SEPTEMBER 30, 1996 AND 1997
           (INFORMATION RELATING TO SEPTEMBER 30, 1996 IS UNAUDITED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


  The tax effect of temporary differences which gave rise to deferred tax assets and liabilities are as follows:

                                                     DECEMBER 31,
                                                     ------------- SEPTEMBER 30,
                                                      1995   1996      1997
                                                     ------ ------ -------------
   Provision for doubtful accounts.................. $   34 $   72     $ 93
   Accrued expenses.................................    330    327      288
   Depreciation.....................................     28     57       (3)
   Costs capitalized to inventory...................     81     36       12
   Other............................................     13    --         4
                                                     ------ ------     ----
   Net deferred tax asset........................... $  486 $  492     $394
                                                     ====== ======     ====

  During the year ended December 31, 1996, the Internal Revenue Service ("IRS") completed an examination of the tax returns of Happy Kids, Ltd. for the years ended December 31, 1991, 1992 and 1993. As a result of the examination, Happy Kids, Ltd. recorded an additional $235 in Federal and state income taxes and $55 in penalties and interest.

NOTE N--SUBSEQUENT EVENTS

 1. Initial Public Offering

  The Company intends to offer     shares of common stock to the general
public through an initial public offering (the "Offering"). Effective upon consummation of the Offering, the common stock of the Company will consist of 30,000 shares of common stock, authorized, par value $.01 per share, of which will be issued and outstanding.

 2. Employment Agreement

  Effective January 1, 1998, the Company entered into employment agreements with its executive officers for initial terms expiring in two years at initial aggregate annual base salaries of $1,250.

 3. Stock Option Plan

  In December 1997, the Company approved a Stock Option Plan (the "Plan") to officers, directors and key employees of the Company. Stock options granted pursuant to the plan shall be authorized by the Board of Directors. The aggregate number of shares which may be issued under the Plan shall not exceed 800 shares of common stock. As of January 1, 1998, the Company has not granted any stock options or stock purchase rights to any person. The Company intends to adopt only the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation."

 4. Stock Split

  As of December 31, 1997, the Company performed a 34,875-for-1 stock split of the Company's outstanding common stock. A total of 7,750 shares of common stock will be issued and outstanding after the split. All share and per share amounts have been restated to retroactively reflect the stock splits.

                                HAPPY KIDS INC.

       DECEMBER 31, 1994, 1995 AND 1996 AND SEPTEMBER 30, 1996 AND 1997
           (INFORMATION RELATING TO SEPTEMBER 30, 1996 IS UNAUDITED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE O--PRO FORMA INFORMATION (UNAUDITED)

 1. Pro Forma Balance Sheet

  Pro forma adjustments on the balance sheet at September 30, 1997 reflect the recording of a four-year 5.7%, $4,170 note payable to the stockholders, of which $2,000 will be paid from the proceeds of the Offering, relating to undistributed equity resulting from the termination of the S Corporation or LLC Status. The notes will provide for the timely distribution of amounts necessary to pay personal income taxes of the stockholders or members due on amounts earned by the S Corporations or LLCs for the period October 1, 1997 through the termination of the S Corporation or LLC status. The existing due to stockholders of $1,400 (See Note H) will become subject to the same terms as the above promissory notes.

 2. Pro Forma Results of Operations and Pro Forma Income Taxes

  Pro forma adjustments in the statements of operations for the year ended December 31, 1996 and for the nine months ended September 30, 1997 reflect a provision for income taxes based upon pro forma pretax income as if the Company had been subject to Federal and additional state and local income taxes.

  As disclosed in Note A-5, the Company has elected for certain of its affiliates to be taxed as an S Corporation or to be treated as a partnership pursuant to the Internal Revenue Code. In connection with the Offering hereby, the Company will terminate its S and Partnership elections and become subject to Federal and additional state and local income taxes. The pro forma provision for income taxes represents the income tax provisions that would have been reported had the Company been subject to Federal and additional state and local income taxes. The effective pro forma tax rate of the Company differs from the Federal rate of 34% primarily due to the effects of state income taxes.

  The pro forma provision for income taxes, after giving effect to the Federal statutory rate of 34% and an approximate state tax provision of 8% after reflecting the Federal tax benefit, consists of the following:

                                                   YEAR ENDED  NINE MONTHS ENDED
                                                  DECEMBER 31,   SEPTEMBER 30,
                                                      1996           1997
                                                  ------------ -----------------
   Federal.......................................     $661          $  992
   State.........................................      329             285
                                                      ----          ------
                                                      $990          $1,277
                                                      ====          ======

  The differences between pro forma tax expense shown in the statements of operations and the pro forma computed income tax expense based on the Federal statutory corporate rate are as follows:

                                                 YEAR ENDED  NINE MONTHS ENDED
                                                DECEMBER 31,   SEPTEMBER 30,
                                                    1996           1997
                                                ------------ -----------------
   Computed income taxes based on Federal
    statutory rate of 34%.....................      $845          $1,042
   State income taxes, net of Federal
    benefit...................................       217             254
   Benefit of the utilization of net operating
    loss......................................      (160)            (66)
   Interest waived on debt....................        33             --
   Officer's life insurance...................        40              34
   Other......................................        15              13
                                                    ----          ------
                                                    $990          $1,277
                                                    ====          ======

                                HAPPY KIDS INC.

       DECEMBER 31, 1994, 1995 AND 1996 AND SEPTEMBER 30, 1996 AND 1997
           (INFORMATION RELATING TO SEPTEMBER 30, 1996 IS UNAUDITED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


 3. Pro Forma Net Income and Net Income Per Common Share

  Pro forma net income represents the historical amounts after the pro forma adjustments discussed above.

  Pro forma net income per share is based on the weighted average number of shares outstanding during the period. The shares outstanding for the period give retroactive effect to the reorganization and recapitalization of the
Company as well as     shares deemed to be outstanding, which represent the
approximate number of shares deemed to be sold by the Company (at an assumed
initial public offering price of $   per share) to fund the portion of the
$4,170 pro forma distribution during the period ending September 30, 1997.

 4. Supplemental Pro Forma Net Income and Net Income Per Share

  The Company's supplemental pro forma net income and net income per share for the year ended December 31, 1996 and the nine months ended September 30, 1997
are $     , and $      and $    , and $    , respectively. The supplemental
pro forma net income and net income per share reflect the issuance of shares
necessary to retire $      of amounts due to bank and the resulting increase
in net income in the amounts of $     , and $      for the year ended
December 31, 1996 and the nine months ended September 30, 1997, respectively, as of the beginning of 1996. The calculation is based on the weighted average shares outstanding used in the calculation of net income per share, adjusted
for estimated shares at $    per share that would be issued by the Company to
retire these obligations.

  Weighted average common shares outstanding represent the weighted average number of shares of common stock outstanding adjusted for the number of shares
of common stock required to pay down $[     ] of the outstanding debt and
$4,170 of notes payable, of which $2,000 will be repaid to stockholders from the proceeds of the offering. (See Note O-3.)

                                HAPPY KIDS INC.

                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS
                                 (IN THOUSANDS)

        COLUMN A          COLUMN B        COLUMN C           COLUMN D     COLUMN E
        --------         ---------- --------------------- -------------- ----------
                                                 ADDITIONS
                         ----------------------------------------------------------
                                       (1)        (2)
                         BALANCE AT CHARGED TO CHARGED TO                BALANCE AT
                         BEGINNING  COSTS AND    OTHER                     END OF
      DESCRIPTION        OF PERIOD   EXPENSES   ACCOUNTS  DEDUCTIONS (A)   PERIOD
      -----------        ---------- ---------- ---------- -------------- ----------
Year ended December 31,
 1994
  Deducted from asset
   accounts
   Allowance for
    doubtful accounts...    $142       $13        $  7         --           $162
Year ended December 31,
 1995
  Deducted from asset
   accounts
   Allowance for
    doubtful accounts...    $162        90          22         --           $274
Year ended December 31,
 1996
  Deducted from asset
   accounts
   Allowance for
    doubtful accounts...    $274        13         199         --           $486
Nine months ended
 September 30, 1997
  Deducted from asset
   accounts
   Allowance for
    doubtful accounts...    $486        15         340         --           $841

--------
(a) Accounts written off as uncollectible.

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 NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFOR-MATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PRO-SPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE COMMON STOCK TO WHICH IT RELATES OR AN OFFER IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                                ---------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   7
The Company..............................................................  13
Use of Proceeds..........................................................  13
Dividend Policy..........................................................  14
Dilution.................................................................  15
Capitalization...........................................................  16
Selected Consolidated Financial Data.....................................  17
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  19
Business.................................................................  25
Management...............................................................  33
Certain Transactions.....................................................  37
Principal Stockholders...................................................  38
Description of Capital Stock.............................................  39
Shares Eligible for Future Sale..........................................  41
Underwriting.............................................................  42
Legal Matters............................................................  43
Experts..................................................................  43
Additional Information...................................................  44
Index to Consolidated Financial Statements............................... F-1

                                ---------------

 UNTIL [   ], 1998 (25 DAYS AFTER THE COMMENCEMENT OF THE OFFERING), ALL DEAL-
ERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PAR-TICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACT-ING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

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                                 [    ] SHARES

                              [INSERT LOGO HERE]

                                 COMMON STOCK

                                 -------------
                                  PROSPECTUS
                                 -------------

                         LADENBURG THALMANN & CO. INC.

                                CRUTTENDEN ROTH
                                 INCORPORATED


                                 [    ], 1998

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                                    PART II

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following table sets forth an itemized estimate of fees and expenses payable by the Company in connection with the Offering described in this Registration Statement, other than underwriting discounts and commissions:

   SEC registration fee.............................................. $7,463.50
   NASD filing fee...................................................  3,030.00
   Nasdaq/NNM listing fee............................................     *
   Counsel fees and expenses.........................................     *
   Accounting fees and expenses......................................     *
   Financial consulting fee..........................................     *
   Blue sky fees and expenses........................................     *
   Printing expenses.................................................     *
   Transfer agent and registrar fees.................................     *
   Miscellaneous.....................................................     *
                                                                      ---------
     Total...........................................................     *
                                                                      =========

--------
*  To be completed by amendment.

  All of the above expenses will be paid by the Company.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Article XI of the Company's By-laws specifies that the Company shall indemnify its directors and officers because he or she was or is a director or officer of the Company or was or is serving at the request of the Company as a director or officer of another entity to the full extent that such right of indemnity is permitted by the laws of the State of New York. This provision of the By-laws is deemed to be a contract between the Company and each director and officer who serves in such capacity at any time while such provision and the relevant provisions of the New York Act are in effect, and any repeal or modification thereof shall not offset any action, suit or proceeding theretofore or thereafter brought or threatened based in whole or in part upon any such state of facts. The affirmative vote of the holders of at least 80% of the voting power of all outstanding shares of the capital stock of the Company is required to adopt, amend or repeal such provision of the By-laws.

  The Company has executed indemnification agreements with each of its officers and directors pursuant to which the Company has agreed to indemnify such parties to the full extent permitted by law, subject to certain exceptions, if such party becomes subject to an action because such party is a director, officer, employee, agent or fiduciary of the Company.

  Section 402 of the New York Act enables a corporation in its certificate of incorporation to limit the personal liability of members of its board of directors for violation of a director's duty to the corporation. This Section does not, however, limit the liability of a director for failing to act in good faith, engaging in intentional misconduct or knowingly violating a law, or from any transaction in which the director derived an improper personal benefit. This Section also will have no effect on claims arising under the federal securities laws. The Company's Certificate of Incorporation limits the liability of its Directors as authorized by Section 402 of the New York Act. The affirmative vote of the holders of at least 80% of the voting power of all outstanding shares of the capital stock of the Company is required to amend such provisions.

  The Company intends to obtain liability insurance for the benefit of its directors and officers which will provide coverage for losses of directors and officers for liabilities arising out of claims against such persons acting as directors or officers of the Company (or any subsidiary thereof) due to any breach of duty, neglect, error, misstatement, misleading statement, omission or act done by such directors and officers, except as prohibited by law.

  At present, there is no pending litigation or proceeding involving a director or officer of the Company as to which indemnification is being sought nor is the Company aware of any threatened litigation that may result in claims for indemnification by any director or officer.

  Reference is made to Section 6 of the underwriting agreement, the proposed form of which is filed as Exhibit One, in which the underwriters agree to indemnify the directors and officers of the Company and certain other persons, against certain civil liabilities, including certain liabilities under the Act.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

  Immediately prior to the effectiveness of this Offering, the Company will acquire all of the issued and outstanding shares of certain related entities of the Company, in exchange for shares of Common Stock of the Company, from each of Jack Benun and Mark Benun. Each of Jack Benun and Mark Benun will receive 2,131,250 shares of the Company's Common Stock in exchange for each of their 50.0% ownership interests in each of Happy Kids, Ltd., Talk of the Town Apparel Corp., O.P. Kids, L.L.C., H.O.T. Kidz, L.L.C., Hawk Industries, Inc. and J & B 18 Corp.

  The Company does not expect to employ an underwriter in connection with the issuance and sale of the securities described above. The Company claims that the issuance and sale of the foregoing securities will be exempt from registration under the Act pursuant to Section 4(2) thereof, no public Offering having been involved and securities having been acquired for investment and not with a view to distribution. Appropriate legends will be affixed to the stock certificates issued in such transactions. All recipients had adequate access to information about the Company.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENTS.

  (a) Exhibits

 EXHIBIT NO. DESCRIPTION OF EXHIBIT
 ----------- ----------------------
     1       Form of Underwriting Agreement.
     3.1     Restated Certificate of Incorporation.
     3.2     Amended and Restated Bylaws.
     4.1*    Voting Agreement, dated January 1, 1998, by and between Jack Benun and Mark Benun.
     4.2*    Shareholder Agreement, dated January 1, 1998, by and among Jack
             Benun, Mark Benun and Isaac Levy.
     5*      Opinion of Buchanan Ingersoll as to validity of Common Stock.
    10.1     1997 Stock Plan.
    10.2     Form of Indemnification Agreement executed by each of the Company's directors and officers.
    10.3     Lease Agreement, by and between J & B 18 Corp. and SZS 33 Associates
             L.P., as amended.
    10.4     Lease Agreement, by and between Hawk Industries, Inc. and Triangle
             Fidelco Industrial Center, as amended.

 EXHIBIT NO. DESCRIPTION OF EXHIBIT
 ----------- ----------------------
    10.5     Financing Agreement with the CIT Group/Commercial Services, Inc., as Agent for itself and certain other lenders, as amended.
    10.6     Notification Factoring Agreement.
    10.7     Employment Agreement, by and between the Company and Jack Benun.
    10.8     Employment Agreement, by and between the Company and Mark Benun.
    10.9     Employment Agreement, by and between the Company and Isaac Levy.
    10.10    Employment Agreement, by and between the Company and Stuart
             Bender.
    10.11    Form of Employee-At-Will, Non-solicitation, Invention Assignment and Non-Disclosure Agreement.
    10.12    Securities Purchase Agreement, dated as of January 1, 1998, by and among, the Company and Jack M. Benun and Mark J. Benun.
    10.13**  License Agreement by and between the Company and MTV Networks.
    10.14**  License Agreement by and between the Company and B.U.M. Equipment.
    10.15**  License Agreement by and between the Company and Ocean Pacific
             Apparel Corp.
    11*      Statement re: Computation of Per Share Earnings.
    21       Subsidiaries of the Registrant.
    23.1     Consent of Grant Thornton LLP.
    23.2*    Consent of Buchanan Ingersoll (contained in the opinion filed as
             Exhibit 5 to the Registration Statement).
    23.3     Consent of The NPD Group.
    23.4     Consent of Children's Business.
    24       Powers of Attorney of certain officers and directors of the
             Company (contained on the signature page of this Registration
             Statement).
    27       Financial Data Schedule.

--------
 * To be filed by amendment.
** Confidential treatment has been requested for a portion of this Exhibit.

  (b) Financial Statement Schedules

  Schedule II--Valuation and Qualifying Accounts filed herewith. All other financial statement schedules are omitted because the information is not required, or is otherwise included in the consolidated financial statements or the notes thereto.

ITEM 17. UNDERTAKINGS.

  The undersigned registrant hereby undertakes that:

    (1) Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the provisions described in Item 14, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    (2) For purpose of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (3) For the purpose of determining any liability under the Act each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the Offering of such securities at that time shall be deemed to be the initial bona fide Offering thereof.

    (4) At the closing specified in the underwriting agreement, registrant shall provide the Underwriters certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF NEW YORK, STATE OF NEW YORK, ON JANUARY 14, 1998.

                                          Happy Kids Inc.

                                                     /s/ Jack M. Benun
                                          By___________________________________
                                            Jack M. Benun, President and Chief
                                                     Executive Officer

                               POWER OF ATTORNEY

   KNOW ALL PERSONS BY THESE PRESENTS, THAT EACH INDIVIDUAL WHOSE SIGNATURE APPEARS BELOW HEREBY CONSTITUTES AND APPOINTS JACK BENUN AND STUART BENDER, AND EACH OF THEM, HIS TRUE AND LAWFUL ATTORNEYS-IN-FACT AND AGENTS, EACH ACTING ALONE, WITH FULL POWER OF SUBSTITUTION AND RESUBSTITUTION, FOR HIM AND IN HIS NAME, PLACE AND STEAD, IN ANY AND ALL CAPACITIES, TO SIGN ANY AND ALL AMENDMENTS (INCLUDING POST-EFFECTIVE AMENDMENTS) TO THIS REGISTRATION STATEMENT AND A RELATED REGISTRATION STATEMENT THAT IS TO BE EFFECTIVE UPON FILING PURSUANT TO RULE 462(B) UNDER THE SECURITIES ACT OF 1933, AND IN EACH CASE, TO FILE THE SAME WITH ALL EXHIBITS THERETO, AND ALL DOCUMENTS IN CONNECTION THEREWITH, WITH THE SECURITIES AND EXCHANGE COMMISSION, GRANTING UNTO SAID ATTORNEYS-IN-FACT AND AGENTS, AND EACH OF THEM, FULL POWER AND AUTHORITY TO DO AND PERFORM EACH AND EVERY ACT AND THING REQUISITE AND NECESSARY TO BE DONE IN AND ABOUT THE PREMISES, AS FULLY TO ALL INTENTS AND PURPOSES AS HE MIGHT OR COULD DO IN PERSON, HEREBY RATIFYING AND CONFIRMING ALL THAT SAID ATTORNEYS-IN-FACT AND AGENTS OR ANY OF THEM, OR THEIR OR HIS SUBSTITUTE OR SUBSTITUTES, MAY LAWFULLY DO OR CAUSE TO BE DONE BY VIRTUE HEREOF.

   PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

             SIGNATURES                        TITLE                 DATE

          /s/ Jack M. Benun            President and Chief       January 14,
-------------------------------------   Executive Officer            1998
            JACK M. BENUN               and Director
                                        (Principal
                                        Executive Officer)

          /s/ Stuart Bender            Chief Financial           January 14,
-------------------------------------   Officer and                  1998
            STUART BENDER               Treasurer
                                        (Principal
                                        Financial and
                                        Accounting Officer)

          /s/ Mark J. Benun            Executive Vice            January 14,
-------------------------------------   President,                   1998
            MARK J. BENUN               Secretary and
                                        Director

           /s/ Isaac Levy              Senior Vice               January 14,
-------------------------------------   President and                1998
             ISAAC LEVY                 Director